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06019453

FILE NO. 82-4837

December 12, 2006

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following English translation of the documents published by the Company in Japan.

October 30, 2006	Promise Records Extraordinary Loss and Revised Earnings Forecast
November 6, 2006	Consolidated Financial Results for the Six-Month Period ended September 30, 2006
	Non-Consolidated Financial Results for the Six-Month Period ended September 30, 2006
November 22, 2006	Notice of Change in Respect of Major Shareholder
Annual Report 2006	

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

Yours truly,

Ken Takahashi

Encls.
cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

FILE NO. 82-4837

(Translation)

NEWS RELEASE

PROMISE

October 30, 2006

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai, President and Representative Director

Person to contact: Yasuhiko Katsumi, General Manager of Corporate Communications Dept. Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Promise Records Extraordinary Loss and Revised Earnings Forecast

Promise Co., Ltd. has decided to recognize as an extraordinary loss the expenses associated with its compliance with the guideline of The Japanese Institute of Certified Public Accountants (JICPA) concerning the accounting treatment of allowances established by consumer finance and related companies for losses due to interest repayment claims. In addition, Promise has made the following revisions to its fiscal 2007 (April 1, 2006 - March 31, 2007) earnings forecast released on April 24, 2006 along with the announcement of the Company's financial results.

Description

1. Revised Earnings Forecast for Interim Period of FY2007 (April 1, 2006 - September 30, 2006)

(million yen)

Consolidated	Operating Income	Recurring profit	Net Income
Previous forecast (A)	191,434	39,900	23,500
Adjusted forecast (B)	190,532	15,301	(159,416)
Amount of revision (B-A)	(902)	(24,599)	(182,916)
Percentage change (%)	(0.5)	(61.7)	(778.4)

Result of FY 2006 interim period	190,460	52,807	31,358
YOY percentage change under original forecast	0.5	(24.4)	(25.1)
YOY percentage change under revised forecast	0.0	(71.0)	(608.4)

(million yen)

Non-Consolidated	Operating Income	Recurring profit	Net Income
Previous forecast (A)	156,447	36,700	21,500
Adjusted forecast (B)	155,325	12,572	(143,741)
Amount of revision (B-A)	(1,122)	(24,128)	(165,241)
Percentage change (%)	(0.7)	(65.7)	(768.6)
Result of FY 2006 interim period	154,227	49,356	28,580
YOY percentage change under original forecast	1.4	(25.6)	(24.8)
YOY percentage change under revised forecast	0.7	(74.5)	(602.9)

2. Revised Earnings Forecast for FY2007 (April 1, 2006 - March 31, 2007)

(million yen)

Consolidated	Operating Income	Recurring profit	Net Income
Previous forecast (A)	386,756	86,400	51,600
Adjusted forecast (B)	372,500	25,700	(154,100)
Amount of revision (B-A)	(14,256)	(60,700)	(205,700)
Percentage change (%)	(3.7)	(70.3)	(398.6)
Result of FY 2006 interim period	381,297	70,013	42,046

YOY percentage change under original forecast	1.4	23.4	22.7
YOY percentage change under revised forecast	(2.3)	(63.3)	(466.5)

(million yen)

Non-Consolidated	Operating Income	Recurring profit	Net Income
Previous forecast (A)	314,979	76,000	44,800
Adjusted forecast (B)	304,000	24,900	(140,800)
Amount of revision (B-A)	(10,979)	(51,100)	(185,600)
Percentage change (%)	(3.5)	(67.2)	(414.3)
Result of FY 2006 interim period	307,960	67,718	(40,994)
YOY percentage change under original forecast	2.3	12.2	9.3
YOY percentage change under revised forecast	(1.3)	(63..2)	(443.5)

3. Principal Reasons for Revision

In response to the JICPA guideline concerning the accounting treatment of allowances established by consumer finance and related companies for losses due to interest repayment claims and in view of the increase in legal processes for debt restructuring, including those resulting from interest repayment claims, the Company computed an allowance for losses on interest repayments and expenses related to loan losses. In fiscal 2007 interim period, Promise has expected an increase of 37.5 billion yen for the consolidated and non-consolidated total operating expenses compared to the same period in the previous fiscal year, mainly an increase in the provision for uncollectible loans (credit losses), and the Company has accounted an allowance for losses on interest repayments (Consolidated: 174.9 billion yen, non-consolidated: 156.0 billion yen) as an extraordinary loss.

The allowance for losses on interest repayments applicable to the current interim period will not be tax exempt. Moreover, since it is not practical to reasonably schedule the allowance for losses on interest repayment from the standpoint of its tax effect, the Company

plans to recognize the tax effect accounting for only its short-term portion and not apply tax-effect accounting for the long-term portion.

* The above revision of the earnings performance forecast is a forward-looking statement made based on the information available at the time of the announcement of this revision. Actual earning performance could differ due to a variety of factors.

- END -

Consolidated Financial Results for the Six-Month Period Ended September 30, 2006

The summary of this document (unaudited) has been translated from the original Japanese document released on November 6, 2006, for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://www.promise.co.jp/english/ir/)

Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
Telephone: 81-3-3287-1515
Meeting of Board of Directors for Approval of Results: November 6, 2006
Name of Parent Company, Etc.: Sumitomo Mitsui Financial Group, Inc. (Stock Code: 8316), and one other company
Ownership of Voting Rights for Parent Company, Etc.: 22.0%
Application of U.S. GAAP: Not applicable

1. Consolidated Financial Results for Interim Period Ended September 2006 (Apr. 1, 2006 – Sept. 30, 2006)

(1) Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six months ended Sept. 30, 2006	190,532	0.0	14,470	(72.1)	15,301	(71.0)
Six months ended Sept. 30, 2005	190,460	2.1	51,921	(21.9)	52,807	(22.2)
Year ended Mar. 31, 2006	381,297		67,351		70,013	

	Net income (loss)		Net income (loss) per share	Diluted net income (loss) per share
	Millions of yen	%	Yen	Yen
Six months ended Sept. 30, 2006	(159,416)	—	(1,257.04)	—
Six months ended Sept. 30, 2005	31,358	(21.8)	236.72	—
Year ended Mar. 31, 2006	42,046		321.38	—

Notes: 1. Equity in net gain of affiliated companies
Six months ended Sept. 30, 2006: ¥423 million
Six months ended Sept. 30, 2005: ¥80 million
Year ended Mar. 31, 2006: ¥1,260 million
2. Average number of shares
Six months ended Sept. 30, 2006: 126,818,701
Six months ended Sept. 30, 2005: 132,469,563
Year ended Mar. 31, 2006: 130,581,375
3. Change in accounting method: Not applicable
4. Percentages for operating income, operating profit, recurring profit, and net income represent percentage changes from the same period of the previous year.

(2) Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Sept. 30, 2006	1,698,260	610,690	35.4	4,743.27
Sept. 30, 2005	1,731,000	785,102	45.4	6,058.16
Mar. 31, 2006	1,760,186	776,357	44.1	6,121.14

Note: Number of shares outstanding
Sept. 30, 2006: 126,818,496
Sept. 30, 2005: 129,594,139
Mar. 31, 2006: 126,819,027

(3) Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash provided by (used in) financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six months ended Sept. 30, 2006	11,284	(1,600)	23,880	97,731
Six months ended Sept. 30, 2005	42,747	(6,875)	(75,086)	71,655
Year ended Mar. 31, 2006	74,552	(25,801)	(95,729)	63,851

(4) Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries: 10
Non-consolidated subsidiaries accounted for by the equity method: —
Affiliates accounted for by the equity method: 1

(5) Changes in Scope of Consolidation and Equity Method

Newly consolidated subsidiaries: 1
Subsidiaries excluded from consolidation: 1
Newly included companies in equity-method accounting: —
Companies excluded from equity-method accounting: —

2. Forecasts for Fiscal Year Ending March 2007 (Apr. 1, 2006 – Mar. 31, 2007)

	Operating income	Recurring profit	Net loss
	Millions of yen	Millions of yen	Millions of yen
Year ending Mar. 31, 2007	372,500	25,700	154,100

Reference: Projected net loss per share for the fiscal year ending Mar. 31, 2007: ¥1,215.12
Note: The above forecasts for fiscal year ending March 2007 are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Appendix

1. Company Profile

(1) The Promise Group consists of Promise Co., Ltd., 10 consolidated subsidiaries, 4 non-consolidated subsidiaries, 2 affiliated companies (including 1 accounted for by the equity method of consolidation), and 2 associated companies. The Group's principal business activities and the operations of each subsidiary and affiliated company are described below.

Financing Business

The financing business is the Promise Group's principal business. It mainly involves the direct provision of both unsecured and unguaranteed small-lot loans (i.e., the consumer finance business) to general consumers based on simplified credit analysis.

The Group is constructing a system that will enable it to provide comprehensive consumer loan services to a wide range of customers. In Japan, Promise Co., Ltd., QUOQLOAN INC. (consolidated subsidiary), Sun Life Co., Ltd. (consolidated subsidiary), At-Loan Co., Ltd. (consolidated subsidiary), and MOBIT CO., LTD. (equity-method affiliate), operate consumer loan businesses.

Overseas, PROMISE (HONG KONG) CO., LTD. (consolidated subsidiary), and PROMISE (THAILAND) CO., LTD. (consolidated subsidiary), operate consumer loan businesses.

Promise, At-Loan, and MOBIT also provide guarantees on loans made by financial institutions to individuals. PAL Servicer Co., Ltd. (consolidated subsidiary), operates a loan management and collection business.

Notes: 1. Net Future Co., Ltd., and STC Co., Ltd., merged on April 1, 2006, with Net Future as the continuing company.
2. Due to the increased materiality of its business operations, PROMISE (THAILAND) CO., LTD., has been included in the scope of consolidation commencing with the interim period under review.

Other Businesses

In addition to the aforementioned financing business, the Promise Group leverages the know-how cultivated in its core consumer finance business to develop finance-related businesses.

PAL Life Co., Ltd. (consolidated subsidiary), operates a real estate business, centered on the Pal Building, for the collection of rents for tenant-occupied buildings. PAL Life also provides a variety of services, including travel arrangements, to Group companies.

Net Future Co., Ltd. (consolidated subsidiary), provides telemarketing services and computer system design, operation, and management to Group companies.

Overseas, in Taiwan, PROMISE (TAIWAN) CO., LTD. (consolidated subsidiary), provides credit appraisal and analysis for loans to a local bank. In addition, Liang Jing Co., Ltd. (consolidated subsidiary), operates a loan management and collection business.

Categorized under associated companies, Sumitomo Mitsui Banking Corporation runs its own banking business while Sumitomo Mitsui Financial Group, Inc., performs business management and related businesses for its associated companies.

The names and business descriptions of other affiliated companies are listed below.

[Domestic subsidiary]	[Business description]
All Japan Information Center Co., Ltd.	Holding of securities
Insite Corporation	Real estate related businesses

[Overseas subsidiaries and affiliated company]	[Business description]
PROMISE (EUROPE) S.A.	Management of golf courses
PAL Investment (Cayman) Co., Ltd.	Investment in China (NANJING SHENZHOU SEED INDUSTRY CO., LTD.)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	Production, processing, and sales of agricultural seeds

(2) Promise Group Organization


Financing Business
Other Businesses
(Domestic companies)
Customers
Promise Co., Ltd.
(The Company)
Business support
PAL Life Co., Ltd.
(Consolidated subsidiary)
QUOQLOAN INC.
(Consolidated subsidiary)
Telemarketing, etc.
Net Future Co., Ltd.
(Consolidated subsidiary)
Sun Life Co., Ltd.
(Consolidated subsidiary)
Insite Corporation
(Subsidiary)
At-Loan Co., Ltd.
(Consolidated subsidiary)
All Japan Information
Center Co., Ltd.
(Subsidiary)
MOBIT CO., LTD.
(Equity-method affiliate)
PAL Servicer Co., Ltd.
(Consolidated subsidiary)
Business alliance
Sumitomo Mitsui Banking Corporation
(Associated company)
Sumitomo Mitsui Financial Group, Inc.
(Associated company)
(Overseas companies)
PROMISE (HONG KONG)
CO., LTD.
(Consolidated subsidiary)
Liang Jing Co., Ltd.
(Consolidated subsidiary)
PROMISE (THAILAND)
CO., LTD.
(Consolidated subsidiary)
PROMISE (TAIWAN)
CO., LTD.
(Consolidated subsidiary)
PROMISE (EUROPE) S.A.
(Subsidiary)
PAL Investment
(Cayman) Co., Ltd.
(Subsidiary)
NANJING SHENZHOU SEED
INDUSTRY CO., LTD.
(Affiliated company)
Customers

(3) Status of Consolidated Subsidiaries

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
QUOQLOAN INC.	Kita-ku, Osaka	¥5,434 million	Consumer finance	85.00	7 (4)	Loans	ATM and other network tie-ups	Offices	—
Sun Life Co., Ltd.	Takamatsu, Kagawa Prefecture	¥185 million	Consumer finance	100.00	6 (3)	Loans	ATM network tie-up	Offices	—
At-Loan Co., Ltd.	Minato-ku, Tokyo	¥10,912 million	Consumer finance	50.00	4 (3)	—	ATM and other network tie-ups and guarantees on unsecured loans	—	1
PAL Servicer Co., Ltd.	Chiyoda-ku, Tokyo	¥500 million	Loan management and collection	100.00	6 (3)	Loans	—	Offices	—
PAL Life Co., Ltd.	Chiyoda-ku, Tokyo	¥3,000 million	Management of leased real estate	100.00	5 (2)	Loans	—	Offices	—
Net Future Co., Ltd.	Chiyoda-ku, Tokyo	¥390 million	Telemarketing, ATM management / administration, and computer system design, operation, and management	100.00	5 (2)	—	—	Offices	2
PROMISE (HONG KONG) CO., LTD.	Hong Kong	HK$45,000 thousand	Consumer finance	100.00	3 (3)	Debt guarantees	—	—	—
PROMISE (THAILAND) CO., LTD.	Bangkok, Thailand	THB450,000 thousand	Consumer finance	100.00	2 (2)	Debt guarantees	—	—	3
Liang Jing Co., Ltd.	Taipei, Taiwan	NT$290,000 thousand	Loan management and collection	100.00	3 (2)	—	—	—	—
PROMISE (TAIWAN) CO., LTD.	Taipei, Taiwan	NT$250,000 thousand	Credit appraisal and analysis for loans	70.00	3 (2)	—	—	—	—

Notes: 1. Of the above subsidiaries, At-Loan Co., Ltd., is a specified subsidiary.
2. Net Future Co., Ltd., and STC Co., Ltd., merged on April 1, 2006, with Net Future as the continuing company.
3. Due to the increased materiality of its business operations, PROMISE (THAILAND) CO., LTD., has been included in the scope of consolidation commencing with the interim period under review.
4. The figure in parentheses under Directors represents the number of directors serving in concurrent positions.

(4) Status of Equity-Method Affiliate

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
MOBIT CO., LTD.	Shinjuku-ku, Tokyo	¥20,000 million	Consumer finance	50.00 (5.00)	5 (1)	—	ATM network tie-up	—	—

Notes: 1. The figure in parentheses under % of voting rights represents the percentage of indirectly owned voting rights.
2. The figure in parentheses under Directors represents the number of directors serving in concurrent positions.

2. Management Policies, Business Results and Financial Condition, and Business Risks

(1) Management Policies

1) Basic Management Policies

The Promise Group pursues its business based on the corporate philosophy of "Support affluent lifestyles and aim to be a trusted corporate citizen"; "Target appropriate profit levels through efficient management and seek to achieve sustainable growth"; and "Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees."

By increasing its social contribution through higher levels of customer satisfaction and efforts to prevent multiple indebtedness among individuals, Promise aims to evolve into a personal main bank that can provide financial support and advice to customers on a one-to-one basis.

In line with these policies, the Promise Group is working to enhance and expand its consumer finance services, particularly in the retail sector. In addition, the Group is dedicated to earning the trust of customers and other stakeholders and meeting their expectations by executing a rigorous compliance program (adherence to ethical standards and laws and regulations), reinforcing internal control systems, and maintaining a firm commitment to corporate social responsibility. The objective is to maximize corporate value based on commitments to both earnings growth and corporate citizenship.

2) Dividend Policy

Returning earnings to shareholders is one of the most important management goals of Promise. For this purpose, Promise is committed to meeting the expectations of its shareholders by improving operating results. To accomplish this, the Company is building a more powerful operating base by improving the quality of its loan portfolio and establishing business alliances.

Regarding the allocation of earnings, the basic policy is to pay stable and consistent dividends while taking into account all applicable factors, including operating results, the operating climate, and the earnings outlook. Retained earnings are used effectively to achieve such goals as becoming more competitive and expanding business operations.

3) View and Policy on Reduction of Investment Unit for Shareholders

With the goal of expanding its shareholder base and increasing the liquidity of its shares, Promise reduced the investment unit for its shares to 50 in August 2002.

The Company will consider further decreases in the investment unit based on the stock price level, change in shareholder composition, stock trade situation, and cost-effectiveness and will act accordingly.

4) Business Performance Indicators

Reflecting its goals of improving business efficiency and maintaining high profitability, the Promise Group gives high priority to return on assets (ROA) and return on equity (ROE) as business performance indicators and targets improvement in these figures.

5) Medium- and Long-Term Business Plan

The Japanese economy is expected to continue recovering at a moderate pace. However, there appear to be growing disparities among different companies, regions of Japan, consumer segments, and other items. Moreover, concerns remain about such developments as the high cost of crude oil and other raw materials and the upturn in long-term interest rates following the end of the Japanese government's quantitative easing policy.

In the consumer finance industry, the number of personal bankruptcies is declining but legal debt restructuring and interest repayment claims are increasing rapidly. In addition, there is much discussion in Japan concerning revisions to the money lending business and the laws that govern this business. In the very near future, the Japanese government is likely to enact sweeping changes to the money lending business laws, including a reduction in interest rates on loans.

The Promise Group is responding with speed and flexibility to these changes with the objective of maximizing corporate value based on commitments to both earnings growth and corporate citizenship.

In its core consumer finance business, the Promise Group plans to continue building on its strategic business and capital alliances with Sumitomo Mitsui Financial Group, Inc., and its group companies (the SMFG Group). At the same time, the Promise Group will prioritize communications with customers, conduct appropriate credit provision, offer products and services that meet a diverse range of needs, and take other steps in order to realize the concept of "Promise is number one in the minds of customers."

To build a broader earnings base, the Promise Group plans to expand its peripheral financial businesses, such as the loan guarantee business and the servicer business. In addition, the Group will consider launching new businesses by using business alliances to expand its business operations.

Regarding overseas operations, plans call for entering new areas in addition to the existing operations in Hong Kong (consumer finance), Taiwan (credit analysis and other activities), and Thailand (consumer finance). Studies and research covering all areas of Asia will be conducted for this purpose.

Other themes include assembling the frameworks needed to respond to the upcoming revision of laws related to the money lending business; building a stronger internal control system centered on compliance activities; reinforcing risk management systems; improving cost efficiency; and establishing a sounder financial position. Furthermore, the Promise Group places limitations on multiple-debt holdings by customers and conducts corporate citizenship activities aimed at prospering with society. The goal is to be a highly trustworthy corporate group.

6) Major Issues Facing the Company

Dramatic revisions to laws governing Japan's consumer finance industry, including a reduction in interest rates on loans, are expected to be enacted in the very near future. The Company believes these revisions will lead to reduced earnings and force a realignment and stepped-up competition in the consumer finance industry, making the operating environment extremely challenging.

Based on this outlook, the Promise Group will execute the strategies outlined above while taking actions to generate benefits rapidly from the business alliance with the SMFG Group. The Promise Group will also expand its base of operations by upgrading sales capabilities and operating efficiency. Through these initiatives, the Group aims to become more competitive and to generate earnings consistently.

The overall consumer finance industry faces important issues that cannot be ignored, such as multiple indebtedness and the sudden increase in interest repayments due to loan restructuring through legal proceedings. The Promise Group is working to solve these issues to both protect its customers and enable the sound development of the overall industry.

(2) Business Results and Financial Condition

1) Overview of the Interim Period Ended September 30, 2006, and Business Results

During the interim period under review, the Japanese economy staged a gradual recovery as capital expenditures grew along with corporate earnings, producing improvements in employment, personal income, and other economic indicators. However, while certain industries and regions of Japan are benefiting from the recovery, others are not. Another source of concern is the impact of the sharp increase in the cost of crude oil and the upturn in interest rates. The consumer finance industry is witnessing rapid growth in legal debt restructuring and interest repayment claims. In addition, there are many discussions concerning revisions to the money lending business and the laws that govern this business. As a result, many factors, including possible amendments to various laws, continue to make the outlook uncertain.

In this business environment, the Promise Group has set the key issues as achieving an early realization of the benefits of the business alliance with the SMFG Group and expanding and upgrading its business base by strengthening its sales capabilities and raising business efficiency. While working to introduce new measures and achieve business efficiency, primarily in its consumer finance business, the Group is also striving to develop a new base of customers.

Results for the interim period ended September 30, 2006, by business are as follows.

[1] Financing Business

In the consumer finance business, the Promise Group's core business, a substantial drop in consumer loans outstanding caused interest income to decline. Primarily responsible for these two downturns were an erosion in the public image of the entire consumer finance industry due to media reports about amendments to laws and growth in loan losses associated with growth in interest repayment claims. However, income from the loan guarantee business increased due to growth of the Cascade Scheme business (explained below). The overall result was operating income from financing business of ¥184,464 million, down 0.2% from the same period in the previous fiscal year.

The major policies undertaken in the interim period ended September 30, 2006, are outlined below.

(Progress of strategic business alliances)

The Promise Group has been taking steps to serve a broader spectrum of customers and make its services more convenient by combining the Group's know-how with the strengths of alliance partners. Among these alliances, the strategic business alliance with the SMFG Group is the most important.

The core business of our strategic alliances is a consumer loan business called the Cascade Scheme, which combines the resources of Sumitomo Mitsui Banking Corporation (SMBC), At-Loan Co., Ltd., and Promise. The Cascade Scheme brings together products of the three companies that

bear different brands and interest rates. This permits targeting a wide range of customers' financing needs by providing simultaneous application and introduction for multiple loan brands. Through the Cascade Scheme business, Promise is providing loan guarantee services for the loans made by SMBC and At-Loan. Included is a full line of support that extends from the credit provision system to the management and collection of delinquent loans. At the end of September 2006, the three companies had a total of about 361 thousand customer accounts and total consumer loans outstanding of ¥244,533 million under the Cascade Scheme business.

In addition to its two Cascade Scheme partners, Promise is now supplying loan guarantee services to 11 financial institutions, including The Japan Net Bank, Limited, an SMFG Group member, and 8 regional banks. At the end of September 2006, guaranteed loans outstanding totaled ¥232,374 million (including loans of ¥109,985 million of At-Loan that are eliminated when preparing consolidated financial statements).

Based on a sales agency contract with Promise, in May 2006, At-Loan began selling its loan products at the staffed branches of Promise. Beginning with branches in the Tokyo metropolitan area, this sales agent operation has grown to cover 279 branches in almost all areas of Japan as of the end of September 2006.

(Improving loan portfolio quality)

The Promise Group works to improve the quality of its loan portfolio by establishing a strong bond of trust with each customer based on thorough compliance and communication.

Promise has introduced a certification system for its employees in its loan management operations. Employees in charge of loan management are obliged to gain expertise and improve their counseling abilities through training courses and on-the-job training and are required to maintain thorough compliance. In addition, Promise has created Loan Collection Guidelines to set self-regulatory standards. These standards have been made known throughout the Company and are strictly enforced.

In addition, Promise's loan management know-how is being put to use by its consumer finance group companies. By revising its loan management system as needed, the Company is striving to strengthen its lending system and improve the quality of its loan portfolio.

(Expanding business channel network)

Promise is using business alliances and IT systems to expand its business channel network to reflect the diverse lifestyles of its customers.

In its contract sales channels, Promise has largely completed its network of *Chosoku* loan processing machines. Consequently, attention is now shifting to improving the business channel network, including staffed and unstaffed branches, to enhance customer convenience and become more competitive. We want to bolster sales capabilities and improve cost efficiency. As a result of our efforts to expand our business tie-ups with financial institutions for cash deposit channels, at the end of September 2006, we had tie-ups with 416 institutions. Including Promise ATMs, our cash deposit network extends to 125,988 locations (1,692 Promise ATMs, 108,507 tie-up ATMs and CDs, and 15,789 convenience stores). This is the largest such network in the industry.

In addition, Promise is enhancing services by using the Internet and cell phones. For example, the "Visible Call Center" service commenced in April 2006 for individuals using the FOMA TV cell phone service of NTT DoCoMo, Inc.

At the same time, Promise is seeking to improve management efficiency, reduce its sales channel costs, and improve and expand existing services by sharing its sales infrastructure, such as ATM and automated contract machine networks, with the overall Promise Group.

[2] Other Businesses

Targeting the expansion of its earnings base, Promise is utilizing its business resources to develop an open network alliance business for its ATMs. The open network alliance business has prospered, with business tie-ups at the end of September 2006 reaching 33 companies, comprising 2 credit card companies, 9 installment sales finance companies, and 22 consumer finance companies (including 4 Promise Group companies).

Furthermore, peripheral financial businesses, such as the telemarketing business and computer system development for financial institutions provided by Net Future Co., Ltd., have also expanded their earnings bases by acquiring new customers outside the Promise Group.

As a result, revenues from other businesses increased 6.9% from the previous interim period, to ¥6,068 million.

Due to the above items, operating income was ¥190,532 million, a 0.04% increase, about the same level as a year earlier, mainly the net result of lower interest income and growth in loan guarantee income. However, recurring profit decreased 71.0%, to ¥15,301 million, because of higher expenses for interest repayments and expenses for loan losses associated with interest repayment claims growth. Furthermore, Promise recorded an extraordinary loss for provision for reserve for losses on interest repayments: ¥174,943 million on a consolidated basis and ¥156,050 million on a non-consolidated basis. This provision was the result of a recalculation of the required provision based on a directive of the Japanese Institute of Certified Public Accountants (JICPA) concerning the accounting treatment of provisions established by consumer finance and related companies for losses on interest repayments. The result was a net loss of ¥159,416 million in the interim period under review.

As originally planned, Promise will pay a dividend per share applicable to the interim period of ¥52.50, the same level as the previous fiscal year.

2) Financial Position

Assets, liabilities, and shareholders' equity at the end of the interim period ended September 30, 2006, are as follows.

Total assets	¥1,698,260 million	(down 3.5% from March 31, 2006)
Shareholders' equity	¥601,535 million	(down 22.5% from March 31, 2006)
Shareholders' equity ratio	35.4%	(down 8.7 percentage points from March 31, 2006)

As of September 30, 2006, total assets decreased ¥61,926 million from the previous fiscal year-end. The impact of the increase in the allowance for credit losses to include the principal portion of the estimated expenses for interest repayments, as mandated by JICPA, was greater than the increase in cash and deposits, which was mainly attributable to higher borrowings.

Total liabilities increased ¥115,801 million from the end of the previous fiscal year, mainly because of an increase in the allowance for losses on interest repayments.

Due to these changes, the shareholders' equity ratio decreased 8.7 percentage points from the end of the previous fiscal year.

Consolidated cash flows for the interim period ended September 30, 2006, are as follows.

Cash and cash equivalents at the end of the interim period under review increased ¥33,880 million, or 53.1%, from the end of the previous fiscal year, to ¥97,731 million.

Net cash provided by operating activities was ¥11,284 million. Loss before income taxes and minority interests of ¥158,348 million was offset primarily by non-cash expenses, such as a ¥111,260 million increase in reserve for losses on interest repayments and ¥77,730 million increase in allowance for credit losses.

Net cash used in investing activities was ¥1,600 million. The primary items were payment of ¥1,352 million for purchase of property and equipment and payment of ¥1,257 million for purchase of intangible fixed assets, such as computer software.

Net cash provided by financing activities was ¥23,880 million. This was primarily the difference between net proceeds and repayments of ¥75,542 million from borrowings and payment of ¥45,000 million for the redemption of bonds.

3) Outlook for Fiscal Year Ending March 31, 2007

The Promise Group will continue to encounter an extremely difficult operating environment. Significant challenges include growing interest repayment claims and the accompanying rise in expenses for interest repayments and loan losses as well as the damage to the consumer finance industry's public image caused by negative media reports.

Due to this situation, Promise is forecasting operating income of ¥372,500 million, down 2.3%, recurring profit of ¥25,700 million, down 63.3%, and a net loss of ¥154,100 million for the fiscal year ending March 31, 2007.

Promise plans to pay a year-end dividend per share of ¥52.50. With the interim dividend of the same amount, this would result in a dividend per share of ¥105.00 applicable to the fiscal year ending March 31, 2007, the same as the previous fiscal year.

Note: Figures in the sections "Management Policies" and "Business Results and Financial Condition" do not include consumption tax.

(3) Business Risks

The following is a discussion of the major factors thought to have an impact on the business, performance, and financial condition of the Promise Group. Matters that may not necessarily be equivalent to risk but are deemed important for investment decisions and a better understanding of the Group's business activities have also been included from the point of view of providing greater disclosure for investors.

Cognizant of the potential risks described below, the Promise Group takes steps to prevent these risks from materializing and to respond promptly when problems arise. However, it should be noted that the risks described below may not represent complete coverage of the risks faced by the Group. Forward-looking statements contained in the following text are based upon assessments made as of September 30, 2006.

1) Regulatory Risk regarding Restrictions on Interest Rates on Loans

1. Risk of Reduction in Interest Rates Allowed under the Capital Subscription Law

The maximum interest rate under the Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Capital Subscription Law") is 29.2%. All of the Group's consumer finance companies in Japan lend money at interest rates at or below this ceiling.

However, the Financial Services Agency and other parties are currently considering amendments to the Money Lending Business Control and Regulation Law (hereinafter termed the "Regulatory Law") and a revision in interest rate regulations stipulated in the Capital Subscription Law. Approval of these changes is expected in the very near future. If the maximum interest rate is revised to a figure lower than the current one, this may have a negative impact on the business and performance of the Promise Group.

2. Risk of Interest in Excess of the Interest Rate Restriction Law

A portion of this maximum interest rate for the consumer finance companies of the Promise Group is in excess of the maximum interest rate chargeable stipulated in Article 1, Paragraph 1 of the Interest Rate Restriction Law (allowed annual rates on loans with principal of less than ¥100,000, 20%; with principal of ¥100,000 or more but less than ¥1,000,000, 18%; with principal of ¥1,000,000 or more, 15%). Under Article 1, Paragraph 1 of the Interest Rate Restriction Law, interest rate agreements on consumer loans made for commercial purposes for this portion are invalid.

Moreover, the transaction will be deemed a valid repayment of interest on the debt regardless of the provisions of Article 1, Paragraph 1 of the Interest Rate Restriction Law under the following situation: if the debtor complies with all the requirements of voluntarily paying the excessive portion as interest according to Article 43 of the Regulatory Law; and if the moneylenders deliver the written documents stipulated in Article 17 of the Regulatory Law at the time of concluding the loan agreement and issue the receipt as stipulated in Article 18 of the same law immediately on payment.

Nevertheless, on June 1, 2000, the Financial Services Agency revised its business guidelines for the industry, placing a stricter obligation on operators to supply borrowers with proper documentation. In the worst case scenario, it is possible that the items in written documents exchanged with borrowers when an ATM of a tie-up network is used or the written documents exchanged with borrowers when a bank transfer is made could be deemed in violation of the law, which might make it necessary to revise the Promise Group's business. Moreover, since customers can borrow money as many times as they wish using revolving loans as long as they stay within a certain upper limit and repay any amount as long as the amount is above a predetermined minimum, the consumer finance companies of the Promise Group have traditionally omitted the number and amounts of repayments from their written documents. However, in accordance with a Supreme Court decision handed down in December 2005, consumer finance companies are now required to put a fixed number of payments and amounts in the written documents they give to customers at the time of additional loans even if it is a revolving loan. In addition, in January 2006, a ruling was made deeming invalid the special loan clause allowing consumer finance companies to require a lump-sum repayment of the outstanding loan balance when installment payments are missed. The ruling stated that requiring the payment of amounts in excess of the legal interest rate under the Interest Rate Restriction Law was in practice involuntary and, therefore, did not qualify as an application of the "voluntary payment of interest" stipulated in Article 43 of the Regulatory Law. In addition, a ruling deemed invalid Article 15, Item 2 of the enforcement rules of the Regulatory Law that allowed the substitution of the contract number for the date of the contract date on the receipt because it exceeded the scope of the authority of the law. The Promise Group regards these rulings as a matter of the utmost importance. Accordingly, the Group has eliminated the special loan clause that allows demanding a lump-sum repayment of the outstanding balance when installment payments are late. In addition, the Group has altered the format of internally issued receipts to include the contract date and certain other information.

Furthermore, along with the increase in legal debt restructuring, there has been growth year after year in interest repayment claims of the portion of loan interest that exceeds the maximum interest rate stipulated by the Interest Rate Restriction Law. The Promise Group's consolidated interest repayments totaled ¥15,518 million as of the end of September 2006. As a result, the Group recalculated its allowance for losses on interest repayments in accordance with the JICPA guidance concerning this matter and raised the allowance as required to cover estimated future interest repayments. Nevertheless, if the interest repayment amount exceeds the expected amount or if the ongoing revision of related laws should not be in the Group's favor, interest repayments could have a significant negative impact on the Promise Group's performance.

2) Regulatory Risk regarding Business Restrictions under the Regulatory Law

The consumer finance companies of the Promise Group are registered as money lenders as stipulated in Article 3 of the Regulatory Law. These companies must comply with all restrictions of this law and associated laws and regulations and undergo inspections and other checks by the Financial Services Agency, which regulates the consumer finance industry. The Financial Services Agency has the power to take administrative measures, including suspension of the operations or a portion of the operations of an operator that has violated the laws or regulations and cancellation of the operator's registration.

The consumer finance companies of the Promise Group must comply with the voluntary regulations established by the moneylenders associations of Japan's prefectures and by the Federation of Moneylenders Association of Japan. In addition, the Group is constantly working to improve compliance programs and strengthen internal control systems. In the event that a Group company receives an administrative action due to a violation of a law or regulation, there may be a significant negative impact on the Promise Group's performance and the Group's ability to conduct business activities in the future.

Furthermore, amendments or other actions that tighten restrictions on the Group's business activities, expenses required to comply with such restrictions, or an increase in competition caused by an easing of restrictions could have a significant negative impact on the Promise Group's performance and the Group's ability to conduct business activities in the future.

3) Risk regarding Multiple Indebtedness Problem and Loans Made to Consumers

In recent years, against the backdrop of the economic conditions in Japan and the establishment of a legal framework for consumer debt relief (passing of the Designated Mediator Law and the individuals for Civil Rehabilitation Laws and the revision of the Judicial Scrivener Law), increases in multiple indebtedness among individuals (including customers of the Promise Group) and in the number of individuals seeking legal protection from creditors under personal bankruptcy have become social issues.

In response to these issues, in January 1997, the consumer finance industry formed the Liaison Group of Consumer Finance Companies to carry out activities to enlighten and educate consumers and to financially support various related counseling services.

Furthermore, the seven companies that form the core of the Liaison Group of Consumer Finance Companies are promoting voluntarily efforts regarding the multiple indebtedness issue based on three initiatives: "Supporting Sound Management of the Household Budget," "Providing Information for Safe and Convenience Use," and "Working to Build a Safety Net." Specific activities include the placement of advertisements to educate consumers, the publication and distribution of educational materials, and the launch in October 2006 of a web site that, among other services, allows visitors to evaluate their household budgets and spending patterns.

The Promise Group also uses data from consumer credit associations and its own credit appraisal system to evaluate the loan repayment capability of customers and continues to regularly revise credit limits after the loan has been made. Based on this system, the Group avoids excessive credit risk and seeks to prevent an increase in multiple indebtedness among individuals and curtail the occurrence of uncollectible loans. Furthermore, the Group provides for expected future credit losses by booking a provision for uncollectible loans as necessary in view of calculations based on such details as the historical default rate and the balance of loans outstanding.

In spite of these precautions, should economic conditions suddenly deteriorate or the quality of loans suddenly worsen due to changes in the legal system or the numbers of people applying for bankruptcy or legal arbitration increase, such as intervention by lawyers, loan losses would increase and could impact on the performance of the Promise Group.

4) Risk regarding Handling of Personal Information and the Information Privacy Law

Because the core business of the Promise Group is consumer finance in which the Group provides loans based on the credit standing of customers, the Group is a member of personal credit information bureaus and can access bureau databases. In addition, information received from customers for the

purpose of credit evaluation is stored in Promise's databases and shared in-house.

The Promise Group treats this personal data as highly confidential information and takes appropriate steps to protect it and ensure its proper use. The Group has a thorough security system to prevent external break-ins and has also introduced an IC card and fingerprint recognition security system for all information terminals. Among other preventative measures, the Group sets restrictions on access to personal data, maintains a record of database access, and disallows the use of such memory media as CD-Rs that could be taken off the premises. Moreover, the Group has a variety of rules, produces guidance manuals, carries out thorough compliance training, and takes other preemptive steps to prevent the leakage of information from within the Group.

Nevertheless, if for some reason a problem were to arise because of the leakage of customer information, the repercussions could adversely affect the Promise Group's performance and business development.

On April 1, 2005, the law protecting the privacy of personal information came into force in full. Under this law, businesses handling personal information (major companies of the Promise Group fall into this category) are obliged to make certain reports to the authority if deemed necessary. For violations of this obligation, the authority is empowered to advise or command that necessary measures be taken if they are recognized to be in the best interests of the individuals.

The Promise Group has focused its efforts on appropriately responding to this law and related guidelines. However, should some violation occur that results in administrative action being taken against the Group or its operations be restricted by some future revision in the law, the consequences could impact negatively on the Group's performance.

5) Risk regarding New Market Entrants and New Competitive Field

Recently, the Ministry of Finance and other government organizations have adopted measures to deregulate the financial system and to promote competition. And various plans for further deregulation of financial services companies are in progress. The effects have been seen even in the consumer finance industry, where capital alliances and joint ventures have been formed with banks and foreign financial services companies and companies from other industries have entered the market.

More companies from other industries are unlikely to enter the consumer finance market at this time because of the previously mentioned laws that place greater restrictions on moneylenders and the current discussions concerning amendments to the Regulatory Law that would establish even tighter restrictions. However, should these regulations be liberalized and the number of new market entrants increase or a major capital tie-up or merger or acquisition be concluded by a company with abundant capital resources, it could create a new competitive playing field within the industry that might have a negative impact on the performance of the Promise Group.

6) Fund Raising and Interest Rates on Financing

Following the May 1999 enactment of the Nonbank Bond Issuing Law, the Promise Group has conducted a large number of bond issues. The Group has further diversified fund procurement channels by making use of loans from financial institutions and other sources, syndicated loans, and other forms of debt. The central theme of all these activities is the procurement of long-term funds that carry fixed interest rates. To minimize interest rate risk, the Group hedges its exposure using interest rate caps and uses interest rate swaps while also obtaining commitment line agreements to secure alternate sources of funds in preparation for sudden changes in the financing environment. Through these and other measures, the Group aims to achieve stable fund procurement at low cost.

The Promise Group does not anticipate any difficulties in raising funds under current conditions. However, should interest rates rise or should the financing environment deteriorate markedly beyond currently foreseen levels, systematic fund raising might become difficult and adversely influence Group performance.

7) Potential of Computer System Failure

As a result of progressive use of IT systems along with the expansion of its consumer finance business, the Promise Group has come to depend much more on its computer systems and networks. For that reason, the Group has implemented measures to deal with system problems, such as strengthening security, creating a backup system for data, and adding and updating hardware to cope with greater volumes of data and higher access frequency. Regardless of these measures, if human error or a natural disaster were to cause a problem with the Group's computer systems, it could not only directly damage the operations of the Promise Group but also result in a loss in confidence in the services being offered by the Promise Group.

8) Business and Capital Alliances with Sumitomo Mitsui Financial Group, Inc.

Promise has formed business and capital alliances with Sumitomo Mitsui Financial Group, Inc., and its group companies (the SMFG Group). In the future, the Company will consider each of the members of the SMFG Group as a strategic partner in the consumer finance business, combining the brand power and know-how developed by both sides to provide top-class products and services to the customers of both partners. However, should performance not proceed as planned due to a sudden change in the business climate or other factors, it might have a damaging influence on the performance of the Promise Group. In addition, if there were a change in the Banking Law or other related laws or if Sumitomo Mitsui Banking Corporation were to acquire more than a certain proportion of the outstanding shares of Promise Co., Ltd., it is possible that operations might be restricted to the scope of the businesses of the Company or its subsidiaries.

9) Country Risk

The Promise Group is developing business in overseas markets for the purpose of establishing a new earnings base.

It is possible that overseas Group companies could experience losses or face operating difficulties due to country risk factors of their resident country, such as market trends, existence of competitors, politics, economics, legal regulations, culture, religion, customs, exchange rates, or others. Should such a situation arise, it could impact negatively on the performance of the Promise Group.

10) Group Strategy and Performance Trends

Under the business and capital alliances with the SMFG Group, the Promise Group has initiated a variety of measures, pursuing a Group strategy. In the event that the Promise Group is not able to achieve results as planned under the Group strategy because of a change in the direction of the Japanese economy or in the competitive conditions, such a situation could have a negative impact on the performance of the Promise Group.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Sept. 30, 2005)			FY 2007 interim period (Sept. 30, 2006)			FY 2006 (Summary) (Mar. 31, 2006)		
		Amount		%	Amount		%	Amount		%
(Assets)										
I Current assets										
1 Cash and deposits	2		56,573			70,494			55,638	
2 Notes and accounts receivable	1		830			4,228			4,137	
3 Consumer loans receivable: Principal	2, 3, 4, 5		1,593,879			1,574,586			1,580,982	
4 Short-term loans	6		17,324			29,522			10,530	
5 Deferred tax assets			24,314			51,021			45,595	
6 Claim for indemnities			—			5,163			—	
7 Other			29,543			33,556			37,084	
Allowance for credit losses	10		(131,822)			(213,115)			(135,440)	
Total current assets			1,590,643	91.9		1,555,457	91.6		1,598,527	90.8
II Fixed assets										
1 Property and equipment, net										
(1) Buildings and structures	2	31,224			31,347			31,426		
Accumulated depreciation		15,352	15,871		16,091	15,256		15,610	15,815	
(2) Furniture, fixtures and equipment		29,773			29,730			30,269		
Accumulated depreciation		18,721	11,052		20,734	8,995		20,003	10,265	
(3) Land	2		50,643			50,572			50,646	
(4) Construction in process			191			—			—	
Total property and equipment, net			77,758	4.5		74,824	4.4		76,728	4.4
2 Intangible fixed assets, net										
(1) Excess investment cost over net assets of consolidated subsidiaries acquired, net			13,373			—			11,964	
(2) Goodwill			—			11,101			—	
(3) Other			11,016			8,907			9,065	
Total intangible fixed assets			24,389	1.4		20,008	1.2		21,030	1.2
3 Investments and advances										
(1) Investments in securities	2		19,510			34,713			49,243	
(2) Deferred tax assets			3,963			617			984	
(3) Other	7		14,734			12,637			13,670	
Total investments and advances			38,208	2.2		47,969	2.8		63,899	3.6
Total fixed assets			140,357	8.1		142,802	8.4		161,658	9.2
Total assets			1,731,000	100.0		1,698,260	100.0		1,760,186	100.0

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Sept. 30, 2005)		FY 2007 interim period (Sept. 30, 2006)		FY 2006 (Summary) (Mar. 31, 2006)	
		Amount	%	Amount	%	Amount	%
(Liabilities)							
I Current liabilities							
1 Accounts payable: Trade		610		3,720		2,517	
2 Short-term borrowings		94,590		137,342		117,726	
3 Current portion of long-term debt	2	162,625		146,236		142,106	
4 Bonds scheduled for redemption within one year		85,000		40,000		55,000	
5 Accrued income taxes		17,923		7,852		26,835	
6 Reserve for bonuses		3,498		3,814		3,491	
7 Reserve for bonuses to directors and corporate auditors		—		10		—	
8 Accruals for debt guarantees		1,439		3,613		4,391	
9 Reserve for losses on interest repayments		—		35,150		23,970	
10 Other		12,441		33,331		33,675	
Total current liabilities		378,129	21.8	411,072	24.2	409,714	23.3
II Long-term liabilities							
1 Corporate bonds		180,000		150,000		180,000	
2 Long-term debt	2	361,259		421,621		369,949	
3 Deferred tax liabilities		—		1,575		6,129	
4 Accrued severance indemnities for employees		14,278		1,326		2,048	
5 Allowance for retirement benefits for directors and auditors		389		407		422	
6 Accruals for loss guarantees		860		—		2,000	
7 Reserve for losses on interest repayments		—		100,080		—	
8 Other		1,521		1,485		1,504	
Total long-term liabilities		558,309	32.3	676,497	39.8	562,054	31.9
Total liabilities		936,439	54.1	1,087,569	64.0	971,768	55.2

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Sept. 30, 2005) Amount	%	FY 2007 interim period (Sept. 30, 2006) Amount	%	FY 2006 (Summary) (Mar. 31, 2006) Amount	%
(Minority interests)							
Minority interests		9,458	0.5	—		12,059	0.7
(Shareholders' equity)							
I Common stock		80,737	4.6	—		80,737	4.6
II Capital surplus		138,414	8.0	—		138,414	7.9
III Retained earnings		599,023	34.6	—		602,907	34.2
IV Net unrealized gain on securities		4,372	0.3	—		11,607	0.7
V Foreign currency translation adjustments		(493)	(0.0)	—		109	0.0
VI Treasury stock		(36,952)	(2.1)	—		(57,418)	(3.3)
Total shareholders' equity		785,102	45.4	—		776,357	44.1
Total liabilities, minority interests and shareholders' equity		1,731,000	100.0	—		1,760,186	100.0
(Net assets)							
I Shareholders' equity							
1 Common stock				80,737	4.8		
2 Capital surplus				138,414	8.2		
3 Retained earnings				436,542	25.7		
4 Treasury stock				(57,422)	(3.4)		
Total shareholders' equity				598,272	35.3		
II Valuation and translation differences							
1 Net unrealized gain on securities				3,379	0.2		
2 Deferred hedge gains				(28)	(0.0)		
3 Foreign currency translation adjustments				(88)	(0.0)		
Total valuation and translation differences				3,263	0.2		
III Minority interests				9,154	0.5		
Total net assets				610,690	36.0		
Total liabilities and net assets				1,698,260	100.0		

(2) Consolidated Statements of Income (Loss)

(Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)			FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)			FY 2006 (Summary) (Apr. 1, 2005 – Mar. 31, 2006)		
		Amount		%	Amount		%	Amount		%
I Operating income										
1 Interest on consumer loans			181,415			177,118			360,588	
2 Other financial revenues	1		6			33			13	
3 Sales			576			216			958	
4 Other			8,460			13,164			19,736	
Total operating income			190,460	100.0		190,532	100.0		381,297	100.0
II Operating expenses										
1 Financial expenses	2		8,003			7,456			15,496	
2 Cost of sales			469			190			721	
3 Other operating expenses										
(1) Advertising expenses		10,377			9,172			20,333		
(2) Provision for uncollectible loans		56,796			85,716			125,806		
(3) Provision for reserve for losses on interest repayments		—			13,783			23,970		
(4) Employees' salaries and bonuses		11,939			11,979			27,034		
(5) Provision for bonuses		3,384			3,634			3,454		
(6) Net periodic benefit cost		328			777			(3,699)		
(7) Allowance for retirement accounts for directors and auditors		44			41			93		
(8) Employee welfare expenses		1,776			1,793			3,506		
(9) Rent expenses		5,973			5,143			11,340		
(10) Depreciation		4,481			3,721			9,243		
(11) Fee expenses		11,465			10,954			22,427		
(12) Communications expenses		2,183			2,112			4,333		
(13) Expenses for interest repayments		—			—			14,440		
(14) Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries		922			—			1,785		
(15) Amortization of goodwill		—			863			—		
(16) Other		20,392	130,065		18,720	168,414		33,656	297,726	
Total operating expenses			138,538	72.7		176,061	92.4		313,945	82.3
Operating profit			51,921	27.3		14,470	7.6		67,351	17.7
III Non-operating revenues										
1 Interest and dividend income on investments		167			125			263		
2 Insurance money received and insurance dividends		29			16			540		
3 Equity in earnings of Tokumei Kumiai		284			44			310		
4 Gain on reversal of premium of pension fund		150			—			—		
5 Equity in net gain of affiliated companies		80			423			1,260		
6 Other		378	1,089	0.6	479	1,089	0.5	1,235	3,609	0.9

(Continued)

(Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)			FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)			FY 2006 (Summary) (Apr. 1, 2005 – Mar. 31, 2006)		
		Amount		%	Amount		%	Amount		%
IV Non-operating expenses										
1 Interest expense		23			23			47		
2 Amortization of stock issue expenses		—			—			22		
3 Expense for relocation of offices		108			68			615		
4 Cancellation of leasehold deposits		25			—			—		
5 Exchange losses		—			53			—		
6 Other		46	202	0.1	113	258	0.1	262	948	0.2
Recurring profit			52,807	27.8		15,301	8.0		70,013	18.4
V Extraordinary income										
1 Net gain on sales of investments in securities		583			106			583		
2 Gain on return of substitutional portion of contributory funded benefit pension plan		—			—			7,765		
3 Reversal of accruals for debt guarantees		—			1,587			—		
4 Reversal of accruals for loss guarantees		—			220			—		
5 Other		2	586	0.3	8	1,923	1.0	27	8,377	2.2
VI Extraordinary losses										
1 Net loss on sales or disposal of property and equipment	3	431			143			861		
2 Impairment loss	4	120			—			2,621		
3 Loss on sales of credit	5	—			427			1,781		
4 Impairment loss on deposits for golf club membership	6	—			—			30		
5 Provision for reserve for losses on interest repayments		—			174,943			—		
6 Provision for loss guarantees		—			—			1,139		
7 Loss on changes in equity	7	—			—			317		
8 Other		45	598	0.3	59	175,573	92.1	307	7,059	1.9
Income (loss) before income taxes and minority interests			52,796	27.8		(158,348)	(83.1)		71,331	18.7
Income taxes										
Current		17,639			7,930			45,701		
Deferred		5,415	23,054	12.1	(3,957)	3,973	2.1	(11,696)	34,004	8.9
Minority interests in net loss of consolidated subsidiaries			1,617	0.8		2,904	1.5		4,719	1.2
Net income (loss)			31,358	16.5		(159,416)	(83.7)		42,046	11.0

(3) Consolidated Statements of Retained Earnings and Statement of Changes in Shareholders' Equity and Net Assets

(Consolidated Statements of Retained Earnings)

(Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005) Amount		FY 2006 (Summary) (Apr. 1, 2005 – Mar. 31, 2006) Amount	
(Capital surplus)					
I Capital surplus at beginning of period			138,458		138,458
II Decrease in capital surplus					
Loss on sales of treasury stock		43	43	43	43
III Capital surplus at end of period			138,414		138,414
(Retained earnings)					
I Retained earnings at beginning of period			575,196		575,196
II Increase in retained earnings					
Net income		31,358	31,358	42,046	42,046
III Decrease in retained earnings					
1 Cash dividends paid		7,398		14,201	
2 Bonuses to directors and corporate auditors		133		133	
3 Decrease due to inclusion of a company in consolidation		—	7,531	—	14,335
IV Retained earnings at end of period			599,023		602,907

(Consolidated Statement of Changes in Shareholders' Equity and Net Assets)
FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during interim period					
Cash dividends paid *			(6,657)		(6,657)
Bonuses to directors and corporate auditors *			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net loss			(159,416)		(159,416)
Acquisition of treasury stock				(3)	(3)
Disposal of treasury stock		(0)		0	0
Total changes during interim period	—	(0)	(166,364)	(3)	(166,368)
Balance at September 30, 2006	80,737	138,414	436,542	(57,422)	598,272

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Deferred hedge gains	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2006	11,607	—	109	11,716	12,059	788,417
Changes during interim period						
Cash dividends paid *						(6,657)
Bonuses to directors and corporate auditors *						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net loss						(159,416)
Acquisition of treasury stock						(3)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during interim period—net	(8,227)	(28)	(197)	(8,453)	(2,904)	(11,358)
Total changes during interim period	(8,227)	(28)	(197)	(8,453)	(2,904)	(177,727)
Balance at September 30, 2006	3,379	(28)	(88)	3,263	9,154	610,690

* Retained earnings items which were approved at the General Meeting of Shareholders held on June 20, 2006.

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Summary) (Apr. 1, 2005 – Mar. 31, 2006)
		Amount	Amount	Amount
I Operating activities				
1 Income (loss) before income taxes and minority interests		52,796	(158,348)	71,331
2 Depreciation and amortization		4,481	3,721	9,243
3 Impairment loss		120	—	2,621
4 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries		922	—	1,785
5 Amortization of goodwill		—	863	—
6 Increase in allowance for credit losses		1,169	77,730	4,473
7 Increase (decrease) in provision for bonuses		(72)	333	(79)
8 Increase (decrease) in accruals for debt guarantees		516	(775)	3,402
9 Increase in reserve for losses on interest repayments		—	111,260	23,970
10 Decrease in provision for accrued severance indemnities		(54)	(721)	(12,285)
11 Increase (decrease) in allowance for retirement benefits for directors and auditors		11	(14)	44
12 Increase (decrease) in accruals for loss guarantees		—	(2,000)	1,139
13 Interest and dividend income on investments		(167)	(125)	(263)
14 Interest expense		23	23	47
15 Equity in net gain of affiliated companies		(80)	(423)	(1,260)
16 Net gain on sales of investments in securities		(583)	(106)	(583)
17 Net loss on sales or disposal of property and equipment		431	143	861
18 Equity in earnings of Tokumei Kumiai		(284)	(44)	(310)
19 Decrease in consumer loans receivable: Principal		6,900	5,967	21,214
20 Decrease (increase) in sales credits		215	(2,401)	(4,875)
21 Increase in claim for indemnities		—	(2,683)	—
22 Increase (decrease) in procurement obligations		(1,187)	1,443	1,796
23 Other		3,082	4,249	(3,137)
Subtotal		68,238	38,088	119,136
24 Interest and dividend income		164	126	241
25 Interest expense		(23)	(23)	(47)
26 Income taxes paid		(25,631)	(26,906)	(44,778)
Net cash provided by operating activities		42,747	11,284	74,552

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005) Amount	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006) Amount	FY 2006 (Summary) (Apr. 1, 2005 – Mar. 31, 2006) Amount
II Investing activities				
1 Payment for purchase of property and equipment		(3,694)	(1,352)	(6,289)
2 Proceeds from sales of property and equipment		42	71	41
3 Payment for purchase of intangible fixed assets		(2,826)	(1,257)	(5,059)
4 Payment for purchase of investments in securities		(175)	(63)	(15,226)
5 Proceeds from sales of investments in securities		1,565	222	1,419
6 Payment for purchase of shares of subsidiaries		—	—	(1,585)
7 Proceeds from sales of shares of subsidiaries		412	—	412
8 Payment for loans made		(1,326)	(0)	(530)
9 Proceeds from collection of loans receivable		15	15	30
10 Other		(887)	764	987
Net cash used in investing activities		(6,875)	(1,600)	(25,801)
III Financing activities				
1 Net repayment of commercial paper		—	—	20,000
2 Proceeds from short-term borrowings		15,809	78,110	60,895
3 Repayments of short-term borrowings		(4,166)	(60,632)	(28,722)
4 Proceeds from long-term debt		65,271	139,230	143,365
5 Repayments of long-term debt		(110,334)	(81,166)	(198,201)
6 Proceeds from issuance of bonds, net of expenses		9,941	—	19,886
7 Redemption of bonds		(10,000)	(45,000)	(50,000)
8 Proceeds from sale of treasury stock		503	0	504
9 Payment for purchase of treasury stock		(34,713)	(3)	(55,180)
10 Cash dividends paid		(7,398)	(6,657)	(14,201)
11 Proceeds of capital contributions by minority shareholders		—	—	5,925
Net cash provided by (used in) financing activities		(75,086)	23,880	(95,729)
IV Effect of exchange rate changes on cash and cash equivalents		15	0	(22)
V Net increase (decrease) in cash and cash equivalents		(39,198)	33,565	(47,002)
VI Cash and cash equivalents at beginning of period		110,853	63,851	110,853
VII Effect of the increase in scope of consolidated subsidiaries		—	314	—
VIII Cash and cash equivalents at end of period		71,655	97,731	63,851

(5) Material Items in Basis of Presentation of Interim Consolidated Financial Statements

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
1. Scope of Consolidation 1) Number of Consolidated Subsidiaries: 10 Company Name [Domestic]: QUOQLOAN INC. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. STC Co., Ltd. [Overseas]: PROMISE (HONG KONG) CO., LTD. Liang Jing Co., Ltd. PROMISE (TAIWAN) CO., LTD. Plat Corporation changed its name to QUOQLOAN INC., effective June 13, 2005.	**1. Scope of Consolidation** 1) Number of Consolidated Subsidiaries: 10 Company Name [Domestic]: QUOQLOAN INC. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. [Overseas]: PROMISE (HONG KONG) CO., LTD. PROMISE (THAILAND) CO., LTD. Liang Jing Co., Ltd. PROMISE (TAIWAN) CO., LTD. Net Future Co., Ltd., and STC Co., Ltd., merged on April 1, 2006, with Net Future as the continuing company. Due to the increased materiality of its business operations, PROMISE (THAILAND) CO., LTD., has been included in the scope of consolidation commencing with the interim period under review.	**1. Scope of Consolidation** 1) Number of Consolidated Subsidiaries: 10 Company Name [Domestic]: QUOQLOAN INC. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. STC Co., Ltd. [Overseas]: PROMISE (HONG KONG) CO., LTD. Liang Jing Co., Ltd. PROMISE (TAIWAN) CO., LTD. Plat Corporation changed its name to QUOQLOAN INC., effective June 13, 2005.
2) Major Non-Consolidated Subsidiary PROMISE (EUROPE) S.A. (Reason for exclusion from consolidation) The remaining non-consolidated subsidiary was not consolidated because its amounts of assets, operating income, net income (amount corresponding with equity), and retained earnings (amount corresponding with equity) were not material to the consolidated results of operations.	2) Major Non-Consolidated Subsidiary (No change) (Reason for exclusion from consolidation) (No change)	2) Major Non-Consolidated Subsidiary (No change) (Reason for exclusion from consolidation) The remaining non-consolidated subsidiary was not consolidated because its amounts of assets, operating income, net income (amount corresponding with equity), and retained earnings (amount corresponding with equity) were not material to the consolidated results of operations.
2. Application of Equity Method 1) Number of Companies to which Equity Method Has Been Applied: 1 Company Name MOBIT CO., LTD.	**2. Application of Equity Method** 1) (No change)	**2. Application of Equity Method** 1) (No change)
2) The equity method was not applied to non-consolidated subsidiary PROMISE (EUROPE) S.A. and affiliated company NANJING SHENZHOU SEED INDUSTRY CO., LTD., because their interim net loss and retained earnings (amount corresponding with equity) were not material to consolidated net loss and retained earnings, respectively, and have no overall material influence on the Company's operations.	2) (No change)	2) The equity method was not applied to non-consolidated subsidiary PROMISE (EUROPE) S.A. and affiliated company NANJING SHENZHOU SEED INDUSTRY CO., LTD., because their net loss and retained earnings (amount corresponding with equity) were not material to consolidated net loss and retained earnings, respectively, and have no overall material influence on the Company's operations.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
3) The date of application of the equity method coincides with the last day of the interim period.	3) (No change)	3) The date of application of the equity method coincides with the last day of the fiscal year.
3. Interim Period-End for Consolidated Subsidiaries Consolidated subsidiaries whose interim period-end differs from the end of the consolidated interim period-end are as follows.	**3. Interim Period-End for Consolidated Subsidiaries** Consolidated subsidiaries whose interim period-end differs from the end of the consolidated interim period-end are as follows.	**3. Fiscal Year-End for Consolidated Subsidiaries** Consolidated subsidiaries whose fiscal year-end differs from the end of the consolidated fiscal year-end are as follows.
Company Name — Interim Period-End PROMISE (HONG KONG) CO., LTD. — June 30 Liang Jing Co., Ltd. — June 30 PROMISE (TAIWAN) CO., LTD. — June 30	Company Name — Interim Period-End PROMISE (HONG KONG) CO., LTD. — June 30 PROMISE (THAILAND) CO., LTD. — June 30 Liang Jing Co., Ltd. — June 30 PROMISE (TAIWAN) CO., LTD. — June 30	Company Name — Fiscal Year-End PROMISE (HONG KONG) CO., LTD. — December 31 Liang Jing Co., Ltd. — December 31 PROMISE (TAIWAN) CO., LTD. — December 31
For the above consolidated subsidiaries, financial statements compiled as of their respective interim period-ends are used to tabulate consolidated results. However, material events that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.	For the above consolidated subsidiaries, financial statements compiled as of their respective interim period-ends are used to tabulate consolidated results. However, material events that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.	For the above consolidated subsidiaries, financial statements compiled as of their respective fiscal year-ends are used to tabulate consolidated results. However, material events that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.
4. Summary of Significant Accounting Policies 1) Standards and Methods for Valuing Assets a. Investment securities Other securities 1. Marketable Other securities are stated at market value as of the interim period-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method. 2. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method. b. Derivatives Derivatives are stated at market value.	**4. Summary of Significant Accounting Policies** 1) Standards and Methods for Valuing Assets a. Investment securities Other securities 1. Marketable Other securities are stated at market value as of the interim period-end. Adjustments to market value are recorded as an increase or decrease in net assets. Costs of their sales are determined by the moving average method. 2. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method. b. Derivatives (No change)	**4. Summary of Significant Accounting Policies** 1) Standards and Methods for Valuing Assets a. Investment securities Other securities 1. Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method. 2. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method. b. Derivatives (No change)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
2) Method of Depreciation of Material Depreciable Assets	2) Method of Depreciation of Material Depreciable Assets	2) Method of Depreciation of Material Depreciable Assets
(1) Property and equipment, net Property and equipment, net, are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998, are depreciated using the straight-line method over the estimated useful lives of the assets. The main useful lives are as follows. Buildings and structures: 3–50 years Equipment and fixtures and vehicles: 2–20 years	(1) Property and equipment, net (No change)	(1) Property and equipment, net (No change)
(2) Intangible fixed assets, net Intangible fixed assets, net, are depreciated using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life.	(2) Intangible fixed assets, net (No change)	(2) Intangible fixed assets, net (No change)
3) Method of Transaction of Deferred Assets Stock issue expenses are charged to the entire amount expensed as incurred.	3) Method of Transaction of Deferred Assets (No change)	3) Method of Transaction of Deferred Assets (No change)
4) Accounting Basis for Reserves (1) Allowance for credit losses The allowance for credit losses is provisioned at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding. In addition, overseas subsidiaries provision the reserve in amounts based on the probability of debt recovery.	4) Accounting Basis for Reserves (1) Allowance for credit losses (No change)	4) Accounting Basis for Reserves (1) Allowance for credit losses (No change)
(2) Reserve for bonuses The reserve for bonuses to employees on the payroll at the end of the interim period is provisioned based on the expected payment amount.	(2) Reserve for bonuses (No change)	(2) Reserve for bonuses The reserve for bonuses to employees on the payroll at the end of the fiscal year is provisioned based on the expected payment amount.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(3) ————	(3) Reserve for bonuses to directors and corporate auditors To provide for bonuses to directors and corporate auditors, the Companies provide an allowance for the current interim period portion that based on the expected future payment of bonuses to directors and corporate auditors. (Changes in accounting policy) Effective from the interim period under review, the Companies adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). As a result, operating profit, recurring profit, and loss before income taxes and minority interests in the interim period declined by ¥10 million each compared with the amounts that would have been reported if the previous standards had been applied consistently.	(3) ————
(4) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the interim period.	(4) Accruals for debt guarantees (No change)	(4) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.
(5) ————	(5) Reserve for losses on interest repayments The provision to the reserve is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions.	(5) Reserve for losses on interest repayments (No change)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
	(Additional information) Effective from the interim period under review, the Companies changed the basis for calculating the reserve for losses on interest repayments to conform with the "Application of Auditing for Provision of Allowance for Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company recorded ¥174,943 million (provision for reserve for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the interim period under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the reserve for losses on interest repayments applicable to consumer loans receivable, ¥79,230 million of estimated interest repayments is included in the allowance for credit losses.	(Additional information) On March 15, 2006, the Japanese Institute of Certified Public Accountants announced guidelines on auditing consumer finance companies (Research Center Deliberation Report No. 24) that take into account the Supreme Court ruling concerning the application of repayment rules stipulated under the Money Lending Business Control and Regulation Law. Based on the increased materiality of interest repayments, beginning with the fiscal year under review, the Company has set up a reserve for losses on interest repayments as a current liability. In accordance with this action, a provision for reserve for losses on interest repayments totaling ¥23,970 million was included in operating expenses for the fiscal year under review. As a result, compared with using the same accounting procedures in the previous fiscal year, operating profit, recurring profit, and income before income taxes and minority interests declined ¥23,970 million.
(6) <u>Accrued severance indemnities for employees</u> The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the interim period is charged to income as incurred. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(6) <u>Accrued severance indemnities for employees</u> The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the interim period is charged to income as incurred. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(6) <u>Accrued severance indemnities for employees</u> The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(Additional information) As a result of the enactment of the Defined Benefit Corporate Pension Plan Law, the Company was approved by the Ministry of Health, Labour and Welfare in Japan for exemption from the obligation for benefits related to future employee service under the substitutional portion on April 22, 2005. At the end of the interim period, the amount calculated as the required reimbursement (minimum obligation reserve) was ¥6,955 million. The gain that would be incurred through the application of Section 44-2 of the Practical Guidelines of Accounting for Retirement Benefits (Interim Report) (The Japanese Institute of Certified Public Accountants Accounting Committee Report No. 13) if said required reimbursement (minimum obligation reserve) was paid at the end of the interim period under review is ¥7,838 million.		(Additional information) Along with the enforcement of the Defined Benefit Corporate Pension Plan Law, on April 22, 2005, the Company obtained approval from Japan's Minister of Health, Labour and Welfare to be exempted from the future benefit obligation for the substitutional portion of the contributory funded benefit pension plan. In turn, on March 31, 2006, the Company received approval to return the prior portion. The impact on income or losses in the fiscal year under review on a consolidated basis amounted to extraordinary income of ¥7,765 million.
(7) Allowance for retirement benefits for directors and auditors The past service cost for directors and auditors is determined based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(7) Allowance for retirement benefits for directors and auditors (No change)	(7) Allowance for retirement benefits for directors and auditors The past service cost for directors and auditors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
(8) Accruals for loss guarantees The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.	(8) ————	(8) Accruals for loss guarantees The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
5) Foreign Currency Translations (assets and liabilities denominated in major foreign currencies) Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses. Assets and liabilities of overseas companies are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments in Shareholders' equity on the balance sheet.	5) Foreign Currency Translations (assets and liabilities denominated in major foreign currencies) Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses. Assets and liabilities of overseas companies are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments in Net assets on the balance sheet.	5) Foreign Currency Translations (assets and liabilities denominated in major foreign currencies) Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses. Assets and liabilities of overseas companies are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments in Shareholders' equity on the consolidated balance sheet.
6) Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	6) Lease Transactions (No change)	6) Lease Transactions (No change)
7) Hedging (1) Hedge accounting method The Company uses deferral hedge accounting. Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	7) Hedging (1) Hedge accounting method (No change)	7) Hedging (1) Hedge accounting method (No change)
(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment)	(2) Hedging instruments and hedging targets (No change)	(2) Hedging instruments and hedging targets (No change)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	(3) Hedging policy (No change)	(3) Hedging policy (No change)
(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	(4) Determining hedging effectiveness (No change)	(4) Determining hedging effectiveness (No change)
(5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors. Also, consolidated subsidiaries conduct hedging transactions with prior approval from the Company.	(5) Risk management system (No change)	(5) Risk management system (No change)
8) Other Material Items in Basis of Presentation of Interim Consolidated Financial Statements Accounting for revenues and expenses Interest on consumer loans is recognized on an accrual basis. For the Company and domestic subsidiaries, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. For overseas subsidiaries, accrued interest on loans is determined using the contracted interest rate.	8) Other Material Items in Basis of Presentation of Interim Consolidated Financial Statements Accounting for revenues and expenses (1) Interest on consumer loans Interest on consumer loans is recognized on an accrual basis. For the Company and domestic subsidiaries, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. For overseas subsidiaries, accrued interest on loans is determined using the contracted interest rate.	8) Other Material Items in Basis of Presentation of Consolidated Financial Statements Accounting for revenues and expenses (1) Interest on consumer loans (No change)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
	(2) Other operating income 1. Loan guarantee revenues Booked based on the Remaining Balance Method 2. Fees and commissions Customer commission fees are booked based on the Remaining Balance Method. Franchise outlet commission fees are booked at point of receiving business. Note: In the Remaining Balance Method, the remaining balance of principal is used to calculate commission fees based on a fixed rate, which are then booked as revenues.	(2) Other operating income (No change)
<u>Accounting for consumption taxes</u> National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at consolidated subsidiaries. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant interim balance sheet and are amortized over five years.	<u>Accounting for consumption taxes</u> (No change)	<u>Accounting for consumption taxes</u> National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at consolidated subsidiaries. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant balance sheet and are amortized over five years.
5. Funds Included on Interim Consolidated Statement of Cash Flows Funds (cash and cash equivalents) included on the interim consolidated statement of cash flows include cash on hand, deposits readily convertible to cash, and instruments easily converted to cash. Also included are short-term investments that mature within three months and that carry little risk of price fluctuation.	**5. Funds Included on Interim Consolidated Statement of Cash Flows** (No change)	**5. Funds Included on Consolidated Statement of Cash Flows** Funds (cash and cash equivalents) included on the consolidated statement of cash flows include cash on hand, deposits readily convertible to cash, and instruments easily converted to cash. Also included are short-term investments that mature within three months and that carry little risk of price fluctuation.

(Changes in Accounting Practices)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
————	(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the interim period under review, the Company has adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is ¥601,563 million. Net assets in the balance sheet for the interim period under review have been presented in accordance with the revised disclosure rules of interim financial statements. (Accounting Standards for Business Combinations and Spin-Offs) From the interim period under review, the Company has adopted the "Accounting Standard for Business Combinations" (October 31, 2003), "Accounting Standard for Business Spin-Offs" (Statement No. 7, December 27, 2005), and "Guidance on Accounting Standards for Business Combinations and Spin-Offs" (Guidance No. 10, December 27, 2005) of the Accounting Standards Board of Japan.	————

(Changes in Disclosure Method)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)
(Consolidated Balance Sheet) The Partial Revision of the Securities and Exchange Law (Law No. 97 of 2004) was promulgated on June 9, 2004, and became effective on December 1, 2004. Furthermore, the "Practical Guidance on Accounting for Financial Derivatives (ASBJ Statement No. 14)" was revised on February 15, 2005. As a result, contributions to Limited Liability Partnerships (LLP) or partnerships of a similar nature for investment purposes are now regarded as "Investment in securities" under Article 2-2 of the Securities and Exchange Law. Accordingly, effective from the interim period under review, contributions to LLP or partnerships of a similar nature are presented as "Investments in securities." The amount of contributions to LLP or partnerships of a similar nature for investment purposes included in Investments in securities in the interim period under review was ¥602 million.	(Consolidated Balance Sheet) 1. Effective from the interim period under review, "Claim for indemnities" (¥1,085 million in the previous interim period), included in "Others" under "Current assets" in the previous interim period, is reclassified and presented as a line item in view of its increased importance in the context of the consolidated financial statements. 2. Effective from the interim period under review, the "Excess investment cost over net assets of consolidated subsidiaries acquired, net" in the previous interim period is renamed and presented as "Goodwill."
(Consolidated Statement of Income) Effective from the interim period under review, "Cancellation of leasehold deposits" (¥45 million in the previous fiscal year), included in "Others" under "Non-operating expenses" in the previous interim period, is reclassified and presented as a line item since the amount exceeded 10% of total "Non-operating expenses."	(Consolidated Statement of Income (Loss)) 1. Effective from the interim period under review, "Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries" in the previous interim period is renamed and presented as "Amortization of goodwill." 2. Effective from the interim period under review, "Foreign exchange loss" (¥— million in the previous fiscal year), included in "Others" under "Non-operating expenses" in the previous interim period, is reclassified and presented as a line item since the amount exceeded 10% of total "Non-operating expenses."
(Consolidated Statement of Cash Flows) Effective from the interim period under review, "Payment for purchase of intangible fixed assets" (¥305 million in the previous fiscal year), included in "Others" under "Cash flow from investing activities" in the previous interim period, is reclassified and presented as a line item in view of its increased importance in the context of the consolidated financial statements.	(Consolidated Statement of Cash Flows) 1. Effective from the interim period under review, "Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries" in the previous interim period is renamed and presented as "Amortization of goodwill." 2. Effective from the interim period under review, "Increase in claim for indemnities" (¥194 million in the previous fiscal year), included in "Others" under "Cash flow from operating activities" in the previous interim period, is reclassified and presented as a line item in view of its increased importance in the context of the consolidated financial statements.

(6) Explanatory Notes

(Footnotes to Consolidated Balance Sheets)

FY 2006 interim period (Sept. 30, 2005)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	183
Installment accounts receivable	134
Subtotal	318
(Sales)	
Accounts receivable	512
Total	830

2. **Assets pledged and corresponding liabilities**

a) Assets pledged (Millions of yen)

Type	Interim book value
Deposits	3
Consumer loans receivable	146,593
Buildings and land	7,869
Other	35
Total	154,501

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	39,872
Long-term debt	102,858
Total	142,730

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥263,611 million. Corresponding liabilities were short-term borrowings of ¥341 million, current portion of long-term debt of ¥76,032 million, and long-term debt of ¥178,741 million.

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,590,012 million.

FY 2007 interim period (Sept. 30, 2006)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	59
Installment accounts receivable	2,492
Subtotal	2,551
(Sales)	
Accounts receivable	1,676
Total	4,228

2. **Assets pledged and corresponding liabilities**

a) Assets pledged (Millions of yen)

Type	Interim book value
Deposits	3
Consumer loans receivable	128,445
Other	6
Total	128,455

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	32,970
Long-term debt	91,694
Total	124,665

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥316,702 million. Corresponding liabilities were current portion of long-term debt of ¥72,637 million and long-term debt of ¥235,955 million.

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,571,407 million.

FY 2006 (Mar. 31, 2006)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	106
Installment accounts receivable	2,834
Subtotal	2,941
(Sales)	
Accounts receivable	1,195
Total	4,137

2. **Assets pledged and corresponding liabilities**

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Deposits	3
Consumer loans receivable	131,788
Other	6
Total	131,798

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	35,841
Long-term debt	92,166
Total	128,008

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥277,911 million. Corresponding liabilities were current portion of long-term debt of ¥64,884 million and long-term debt of ¥204,278 million.

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,577,494 million.

FY 2006 interim period (Sept. 30, 2005)	FY 2007 interim period (Sept. 30, 2006)	FY 2006 (Mar. 31, 2006)
4. Revolving credit facility Within lending commitment line contracts for consumer loans, ¥1,593,396 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥412,769 million (including ¥194 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus they do not necessarily have an impact on future cash flows of the companies. For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line. Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.	**4. Revolving credit facility** Within lending commitment line contracts for consumer loans, ¥1,573,683 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥394,247 million (including ¥189 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus they do not necessarily have an impact on future cash flows of the companies. For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line. Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.	**4. Revolving credit facility** Within lending commitment line contracts for consumer loans, ¥1,580,614 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥418,006 million (including ¥190 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus they do not necessarily have an impact on future cash flows of the companies. For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line. Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.
5. Status of nonperforming loans (Millions of yen)	**5. Status of nonperforming loans** (Millions of yen)	**5. Status of nonperforming loans** (Millions of yen)

FY 2006 interim period (Sept. 30, 2005) (Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	3,107
Delinquent loans	2,504
Delinquent loans three months or more past the due date	15,531
Restructured loans	69,767
Total	90,911

FY 2007 interim period (Sept. 30, 2006) (Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,081
Delinquent loans	670
Delinquent loans three months or more past the due date	22,158
Restructured loans	74,256
Total	98,166

FY 2006 (Mar. 31, 2006) (Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,121
Delinquent loans	706
Delinquent loans three months or more past the due date	13,048
Restructured loans	69,390
Total	84,267

FY 2006 interim period (Sept. 30, 2005)	FY 2007 interim period (Sept. 30, 2006)	FY 2006 (Mar. 31, 2006)
(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction, and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.	(1) (No change)	(1) (No change)

FY 2006 interim period (Sept. 30, 2005)	FY 2007 interim period (Sept. 30, 2006)	FY 2006 (Mar. 31, 2006)
(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.	(2) (No change)	(2) (No change)
(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.	(3) (No change)	(3) (No change)
(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above. Of ¥69,767 million in restructured loans, restructured loans which are 30 days or less past due were ¥64,418 million.	(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above. Of ¥74,256 million in restructured loans, restructured loans which are 30 days or less past due were ¥66,693 million.	(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above. Of ¥69,390 million in restructured loans, restructured loans which are 30 days or less past due were ¥63,681 million.

6. Loan collateral

FY 2006 interim period (Sept. 30, 2005)

A repurchase agreement of ¥15,998 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows. (Millions of yen)

Type	Market value
Commercial paper	15,998
Total	15,998

FY 2007 interim period (Sept. 30, 2006)

A repurchase agreement of ¥28,992 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows. (Millions of yen)

Type	Market value
Commercial paper	25,794
Short-term government securities	3,197
Total	28,992

FY 2006 (Mar. 31, 2006)

A repurchase agreement of ¥9,999 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows. (Millions of yen)

Type	Market value
Commercial paper	9,999
Total	9,999

FY 2006 interim period (Sept. 30, 2005)	FY 2007 interim period (Sept. 30, 2006)	FY 2006 (Mar. 31, 2006)
7. Allowance for credit losses included in Other in Investments and advances was ¥236 million.	**7.** Allowance for credit losses included in Other in Investments and advances was ¥232 million.	**7.** Allowance for credit losses included in Other in Investments and advances was ¥232 million.

<table>
<tr><th>FY 2006 interim period
(Sept. 30, 2005)</th><th>FY 2007 interim period
(Sept. 30, 2006)</th><th>FY 2006
(Mar. 31, 2006)</th></tr>
<tr>
<td>8. Contingent liabilities
(1) Guarantee obligations in the loan guarantee business
¥54,742 million
(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent
¥33 million
(3) Contingent liabilities related to business in foreign consolidated subsidiary for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank
¥40,095 million
(4) Warranty obligations
¥2,579 million
This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd., to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.), and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.
(5) ————</td>
<td>8. Contingent liabilities
(1) Guarantee obligations in the loan guarantee business
¥139,623 million
(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent
¥3 million
(3) ————
(4) ————
(5) Loan guarantees, etc.
(Millions of yen)<table><tr><th>Company guaranteed</th><th>Guaranteed amount</th></tr><tr><td>NANJING SHENZHOU SEED INDUSTRY CO., LTD.</td><td>74</td></tr><tr><td>Total</td><td>74</td></tr></table>The loans guaranteed above are foreign currency denominated loans totaling CNY5 million.</td>
<td>8. Contingent liabilities
(1) Guarantee obligations in the loan guarantee business
¥95,484 million
(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent
¥9 million
(3) Contingent liabilities related to business in foreign consolidated subsidiary for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank
¥44,134 million
(4) Warranty obligations
¥2,104 million
This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd., to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.), and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.
(5) Loan guarantees, etc.
(Millions of yen)<table><tr><th>Company guaranteed</th><th>Guaranteed amount</th></tr><tr><td>NANJING SHENZHOU SEED INDUSTRY CO., LTD.</td><td>73</td></tr><tr><td>Total</td><td>73</td></tr></table>The loans guaranteed above are foreign currency denominated loans totaling CNY5 million.</td>
</tr>
</table>

FY 2006 interim period (Sept. 30, 2005)	FY 2007 interim period (Sept. 30, 2006)	FY 2006 (Mar. 31, 2006)
9. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows. (Overdraft contracts on current accounts) (Millions of yen) Total contracts 125,973 Contracts exercised 90,508 Difference 35,464 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 251,305 Contracts exercised 8,452 Difference 242,853	**9.** The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows. (Overdraft contracts on current accounts) (Millions of yen) Total contracts 152,016 Contracts exercised 131,533 Difference 20,482 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 170,975 Contracts exercised 3,559 Difference 167,416	**9.** The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows. (Overdraft contracts on current accounts) (Millions of yen) Total contracts 140,096 Contracts exercised 110,741 Difference 29,354 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 178,515 Contracts exercised 6,168 Difference 172,347
10.————	**10.** Of the reserve for losses on interest repayments applicable to consumer loans receivable, ¥79,230 million of estimated interest repayments is included in the allowance for credit losses.	**10.**————

(Footnotes to Consolidated Statements of Income (Loss))

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)

1. Other financial revenues

(Millions of yen)	
(1) Interest on deposits	1
(2) Interest on loans	3
(3) Other	1
Total	6

2. Financial expenses

(Millions of yen)	
(1) Interest expense	5,088
(2) Bond interest	2,435
(3) Other	478
Total	8,003

3. Net loss on sales or disposal of property and equipment comprised a ¥407 million disposal loss related to buildings and fixtures and equipment and a ¥24 million loss on sales related to buildings.

4. During the interim period ended September 30, 2005, the following groups of assets of the Group have been charged with impairment losses.

Use	Category	Prefecture / City
Idle asset	Land	Tokyo
Operating asset	Buildings, fixtures and equipment, software	Taipei, Taiwan

Method of Grouping Assets

The Promise Group divides its asset groups in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

Process of Recognizing Impairment Losses and Amount Recorded

Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥61 million was booked as extraordinary losses.

FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)

1. Other financial revenues

(Millions of yen)	
(1) Interest on deposits	12
(2) Interest on loans	20
Total	33

2. Financial expenses

(Millions of yen)	
(1) Interest expense	5,070
(2) Bond interest	2,022
(3) Other	363
Total	7,456

3. Net loss on sales or disposal of property and equipment comprised a ¥104 million disposal loss related to buildings and fixtures and equipment and a ¥38 million loss on sales related to buildings.

4. ————

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

1. Other financial revenues

(Millions of yen)	
(1) Interest on deposits	4
(2) Interest on loans	5
(3) Other	3
Total	13

2. Financial expenses

(Millions of yen)	
(1) Interest expense	9,988
(2) Bond interest	4,641
(3) Other	867
Total	15,496

3. Net loss on sales or disposal of property and equipment comprised a ¥723 million disposal loss related to buildings and fixtures and equipment and a ¥138 million loss on sales related to telephone rights.

4. During the fiscal year ended March 31, 2006, the following groups of assets of the Group have been charged with impairment losses.

Use	Category	Prefecture / City
Idle asset	Land, Telephone rights	Tokyo
Business asset (including lease)	Buildings, fixtures and equipment, software	Tokyo
Business asset	Buildings, fixtures and equipment, software	Taipei, Taiwan

Method of Grouping Assets

The Promise Group divides its asset groups in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

Process of Recognizing Impairment Losses and Amount Recorded

Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥154 million was booked as extraordinary losses. Of that amount,¥61 million was for land and ¥92 million for telephone rights.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
PROMISE (TAIWAN) CO., LTD., provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank. Due to deterioration in the company's business, the book values of the company's asset groups have been written down to estimated recovery values. The resultant ¥58 million impairment loss has been booked as extraordinary losses. Of that amount, ¥4 million was for buildings, ¥23 million for fixtures and equipment, and ¥31 million for software. <u>Method of Calculating Recovery Value</u> Recovery value is stated as net sales value. It is calculated using the assessment value, etc., of a real estate appraiser.		At-Loan Co., Ltd., booked extraordinary losses of ¥1,970 million as an impairment loss for writing off the book value of operating assets no longer needed when it converted to a new computer system. Of this amount, buildings accounted for ¥128 million, equipment and fixtures for ¥13 million, and software for ¥1,828 million. For the lease portion, a ¥437 million impairment loss equivalent to the contract cancellation expense was recorded as extraordinary losses. PROMISE (TAIWAN) CO., LTD., provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank. Due to deterioration in the company's business, the book values of the company's asset groups have been written down to estimated recovery values. The resultant ¥59 million impairment loss has been booked as extraordinary losses. Of that amount, ¥4 million was for buildings, ¥23 million for fixtures and equipment, and ¥32 million for software. <u>Method of Calculating Recovery Value</u> Recovery value is stated as net sales value. It is calculated using the assessment value, etc., of a real estate appraiser. Telephone rights are carried at fair value.
5. ———	**5.** Loss on sales of credit comprised losses recorded on the sale of a portion of the loans of At-Loan Co., Ltd.	**5.** (No change)
6. ———	**6.** ———	**6.** Impairment loss on deposits for golf club membership comprised impairment losses on resort club memberships.
7. ———	**7.** ———	**7.** Loss on changes in equity resulted when QUOQLOAN INC. made a third-party allocation that reduced Promise Co., Ltd.'s holdings of the subsidiary.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
8. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows. (1) Financial revenues are expressed as operating income. Financial revenues exclude all loan interest and dividends at affiliated companies classified under other operations as well as interest and dividends on investment securities. (2) Financial expenses are expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	**8.** The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income (loss) is as follows. (1) Financial revenues are expressed as operating income. (No change) (2) Financial expenses are expressed as operating expenses. (No change)	**8.** The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows. (1) Financial revenues are expressed as operating income. (No change) (2) Financial expenses are expressed as operating expenses. (No change)

(Footnotes to Consolidated Statement of Changes in Net Assets)

Interim period under review (Apr. 1 – Sept. 30, 2006)

1. Shares issued and outstanding (Shares)

Type of shares	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)
Common shares	134,866,665	—	—	134,866,665

2. Treasury stock (Shares)

Type of shares	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)
Common shares	8,047,638	562	31	8,048,169

(Summary of changes)

Increase in the number of shares

Purchase of odd-lot shares: 562 shares

Decrease in the number of shares

Sale of shares to shareholders holding odd-lot shares: 31 shares

3. Stock acquisition rights and Stock acquisition rights held by the Company

Not applicable

4. Dividends

(1) Dividends paid

Resolution	Type of shares	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, June 20, 2006	Common shares	6,657	52.50	March 31, 2006	June 21, 2006

(2) Of the dividends for which the record date is in the interim period under review, dividends for which the effective date falls after the end of the interim period under review

Resolution	Type of shares	Source of funds	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board of Directors, November 6, 2006	Common shares	Retained earnings	6,657	52.50	September 30, 2006	December 1, 2006

(Footnotes to Consolidated Statements of Cash Flows)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the interim period is as follows.	The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the interim period is as follows.	The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year is as follows.

(Millions of yen)

	FY 2006 interim period	FY 2007 interim period	FY 2006
Cash and deposits	56,573	70,494	55,638
Short-term loans	17,324	29,522	10,530
Total	73,897	100,016	66,168
Time deposits with maturity exceeding three months	(916)	(1,755)	(1,787)
Short-term loans excluding repurchase agreements	(1,326)	(530)	(530)
Cash and cash equivalents	71,655	97,731	63,851

(Footnotes to Lease Transactions)

Notes regarding disclosure based on EDINET have been omitted.

(Footnotes to Securities)

I. End of previous interim period (Sept. 30, 2005)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of interim period	Difference
(1) Equity securities	4,274	11,522	7,248
(2) Government bond	21	21	(0)
(3) Others	115	205	89
Total	4,411	11,749	7,337

2. Other securities with no market value and book value per consolidated balance sheet

(Other securities) (Millions of yen)

Non-listed equity securities (excluding OTC-traded equity securities)	441
Other	602

II. End of interim period under review (Sept. 30, 2006)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of interim period	Difference
(1) Equity securities	19,202	24,899	5,696
(2) Government bond	21	21	(0)
Total	19,223	24,920	5,696

2. Other securities with no market value and book value per consolidated balance sheet

(Other securities) (Millions of yen)

Non-listed equity securities (excluding OTC-traded equity securities)	414
Other	432

III. End of previous fiscal year (Mar. 31, 2006)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(1) Equity securities	19,202	38,628	19,426
(2) Government bond	21	21	(0)
(3) Others	115	252	136
Total	19,339	38,902	19,562

2. Other securities with no market value and book value per consolidated balance sheet

(Other securities) (Millions of yen)

Non-listed equity securities (excluding OTC-traded equity securities)	414
Other	444

Note: An impairment of ¥49 million was recorded for equity securities within Other securities with no market value during the fiscal year.

Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

(Footnotes to Derivatives Transactions)

Notes regarding disclosure based on EDINET have been omitted.

(Footnotes to Business Combinations)

The information is not presented since it has an insignificant effect on the financial statements.

(Footnotes to Segment Information)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
1. Operations by business segment Because the Company's consumer finance business accounts for more than 90% of total operating income and operating profit for all segments, business segment information is omitted.	**1. Operations by business segment** (No change)	**1. Operations by business segment** Because the Company's consumer finance business accounts for more than 90% of total operating income, operating profit, and asset value for all segments, business segment information is omitted.
2. Operations by geographic segment Because Japan accounts for more than 90% of the Company's total operating income for all segments, geographic segment information is omitted.	**2. Operations by geographic segment** (No change)	**2. Operations by geographic segment** Because Japan accounts for more than 90% of the Company's total operating income and asset value for all segments, geographic segment information is omitted.
3. Overseas operating income Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.	**3. Overseas operating income** (No change)	**3. Overseas operating income** (No change)

(Footnotes to Per Share Data)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
Net assets per share ¥6,058.16	Net assets per share ¥4,743.27	Net assets per share ¥6,121.14
Net income per share ¥236.72	Net loss per share ¥1,257.04	Net income per share ¥321.38
The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect. Interim net income per share is not presented since the Company posted a net loss for the period.	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.

Note: Calculations of net income (loss) per share and diluted net income (loss) per share are based on the following data.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
Interim net income on consolidated statement of income ¥31,358 million	Interim net loss on consolidated statement of income (loss) ¥159,416 million	Net income on consolidated statement of income ¥42,046 million
Interim net income for common stock ¥31,358 million	Interim net loss for common stock ¥159,416 million	Net income for common stock ¥41,966 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥79 million
Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥79 million
Average number of shares outstanding in interim period 132,469 thousand	Average number of shares outstanding in interim period 126,818 thousand	Average number of shares outstanding in fiscal year 130,581 thousand
Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to interim net loss included in the calculation of interim fully diluted net loss per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to interim net income ¥— million	Adjustment to interim net loss ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of shares included in the calculation of interim fully diluted net loss per share Stock acquisition rights — thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights — thousand
Additional number of shares — thousand	Additional number of shares — thousand	Additional number of shares — thousand
A summary of latent shares is not included in the calculation of interim fully diluted net income per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option 351,000 shares There were 214,800 shares with stock option as of September 30, 2005, reflecting a 136,200 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in the calculation of interim fully diluted net loss per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option 351,000 shares There were 190,200 shares with stock option as of September 30, 2006, reflecting a 160,800 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in the calculation of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. Treasury stock held for stock option 351,000 shares There were 214,800 shares with stock option as of March 31, 2006, reflecting a 136,200 decrease in the number of shares with acquisition rights owing to the loss of rights.

4. Business Results

(1) Operating Income

(Millions of yen)

Classification		FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)		FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	181,415	95.3	177,118	93.0	360,588	94.6
	Collection of written-off loans	2,667	1.4	2,862	1.5	5,234	1.4
	Fees and commissions	—	—	195	0.1	204	0.0
	Collection of purchased receivables	690	0.3	1,417	0.7	2,638	0.7
	Loan guarantee revenues	—	—	2,837	1.5	3,432	0.9
	Other financial revenues	6	0.0	33	0.0	13	0.0
	Subtotal	184,781	97.0	184,464	96.8	372,111	97.6
Operating income from other businesses	Sales	576	0.3	216	0.1	958	0.2
	Other	5,102	2.7	5,851	3.1	8,227	2.2
	Subtotal	5,678	3.0	6,068	3.2	9,186	2.4
Total		190,460	100.0	190,532	100.0	381,297	100.0

Notes: 1. Within Operating income from financing business, Other financial revenues include interest on deposits and loans.
2. Within Operating income from other businesses, Other includes income from the leasing of real estate and commission income.
3. Within Operating income from financing business, Collection of written-off loans, Fees and commissions, Collection of purchased receivables, and Loan guarantee revenues, as well as Other in Operating income from other businesses, are listed in the consolidated statements of income (loss) under Other operating income.
4. Within Operating income from financing business, Loan guarantee revenues were listed in Other in Operating income from other business in FY 2006 interim period, which amounted to ¥1,339 million.

(2) Other Indicators

Classification		FY 2006 interim period (Sept. 30, 2005)		FY 2007 interim period (Sept. 30, 2006)		FY 2006 (Mar. 31, 2006)	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Consumer loans outstanding		1,593,879	1,316,242	1,574,586	1,273,379	1,580,982	1,295,316
(Millions of yen)	Unsecured loans	1,590,012	1,312,510	1,571,407	1,270,317	1,577,494	1,291,953
	Secured loans	3,867	3,731	3,179	3,062	3,488	3,362
Number of customers		3,005,093	2,361,680	2,917,536	2,253,590	2,950,145	2,309,141
	Unsecured loans	3,003,555	2,360,221	2,916,229	2,252,350	2,948,737	2,307,802
	Secured loans	1,538	1,459	1,307	1,240	1,408	1,339
Number of branches		1,598	1,464	1,592	1,478	1,586	1,474
	Staffed branches	496	417	473	414	472	415
	Unstaffed branches	1,102	1,047	1,119	1,064	1,114	1,059
Number of automated contract machines		1,510	1,447	1,534	1,471	1,529	1,466
Number of ATMs		1,714	1,714	1,692	1,692	1,694	1,694
Number of loan processing machines		790	790	1,010	1,010	1,013	1,013
Number of employees		5,009	3,557	5,122	3,628	4,985	3,582
Loan losses (Millions of yen)		55,627	43,652	66,137	56,393	116,790	90,987
Allowance for credit losses (Millions of yen)		132,058	98,700	213,347	171,500	135,673	101,500
Net income (loss) per share (Yen)		236.72	215.75	(1,257.04)	(1,133.44)	321.38	313.42
Net assets per share (Yen)		6,058.16	5,882.07	4,743.27	4,699.13	6,121.14	5,950.17

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Allowance for credit losses includes Reserve for loan losses listed under Other in Investments and advances on the consolidated balance sheets.

Non-Consolidated Financial Results for the Six-Month Period Ended September 30, 2006

The summary of this document (unaudited) has been translated from the original Japanese document released on November 6, 2006, for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://www.promise.co.jp/english/ir/)
Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
Telephone: 81-3-3287-1515
Meeting of Board of Directors for Approval of Results: November 6, 2006
Interim Dividend System: Applicable
Payment of Interim Dividends: December 1, 2006
Unit Stock System: Applicable (1 unit = 50 shares)

1. Non-Consolidated Financial Results for Interim Period Ended September 2006 (Apr. 1, 2006 – Sept. 30, 2006)

(1) Non-Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six months ended Sept. 30, 2006	155,325	0.7	12,211	(74.9)	12,572	(74.5)
Six months ended Sept. 30, 2005	154,227	(2.5)	48,667	(20.2)	49,356	(20.6)
Year ended Mar. 31, 2006	307,960		66,210		67,718	

	Net income (loss)		Net income (loss) per share
	Millions of yen	%	Yen
Six months ended Sept. 30, 2006	(143,741)	—	(1,133.44)
Six months ended Sept. 30, 2005	28,580	(22.8)	215.75
Year ended Mar. 31, 2006	40,994		313.42

Notes: 1. Average number of shares
Six months ended Sept. 30, 2006: 126,818,701
Six months ended Sept. 30, 2005: 132,469,563
Year ended Mar. 31, 2006: 130,581,375
2. Change in accounting method: Not applicable
3. Percentages for operating income, operating profit, recurring profit, and net income represent percentage changes from the same period of the previous year.

(2) Non-Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Sept. 30, 2006	1,537,388	595,936	38.8	4,699.13
Sept. 30, 2005	1,589,848	762,282	48.0	5,882.07
Mar. 31, 2006	1,598,348	754,662	47.2	5,950.17

Notes: 1. Number of shares outstanding
Sept. 30, 2006: 126,818,496
Sept. 30, 2005: 129,594,139
Mar. 31, 2006: 126,819,027
2. Number of shares of treasury stock
Sept. 30, 2006: 8,048,169
Sept. 30, 2005: 5,272,526
Mar. 31, 2006: 8,047,638

2. Forecasts for Fiscal Year Ending March 2007 (Apr. 1, 2006 – Mar. 31, 2007)

	Operating income	Recurring profit	Net loss
	Millions of yen	Millions of yen	Millions of yen
Year ending Mar. 31, 2007	304,000	24,900	140,800

Reference: Projected net loss per share for the fiscal year ending Mar. 31, 2007: ¥1,110.24

3. Dividends

	Cash dividends per share		
	Interim period-end	Fiscal year-end	Full-year
	Yen	Yen	Yen
Year ended Mar. 31, 2006	52.50	52.50	105.00
Year ending Mar. 31, 2007 (Actual)	52.50	—	105.00
Year ending Mar. 31, 2007 (Estimated)	—	52.50	

Note: The above forecasts for fiscal year ending March 2007 are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Sept. 30, 2005)			FY 2007 interim period (Sept. 30, 2006)			FY 2006 (Summary) (Mar. 31, 2006)		
		Amount		%	Amount		%	Amount		%
(Assets)										
I Current assets										
1 Cash and deposits		47,722			52,170			46,243		
2 Consumer loans receivable: Principal	2,3, 4,6,	1,316,242			1,273,379			1,295,316		
3 Short-term loans	7	114,931			116,925			98,132		
4 Other		37,435			81,773			64,455		
Allowance for credit losses	9	(98,700)			(171,500)			(101,500)		
Total current assets			1,417,631	89.2		1,352,749	88.0		1,402,648	87.8
II Fixed assets										
1 Property and equipment, net	1	67,401			64,749			66,613		
2 Intangible fixed assets, net		8,282			8,623			8,806		
3 Investments and advances	2	96,532			111,265			120,280		
Total fixed assets			172,216	10.8		184,638	12.0		195,700	12.2
Total assets			1,589,848	100.0		1,537,388	100.0		1,598,348	100.0

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Sept. 30, 2005)			FY 2007 interim period (Sept. 30, 2006)			FY 2006 (Summary) (Mar. 31, 2006)		
		Amount		%	Amount		%	Amount		%
(Liabilities)										
I Current liabilities										
1 Short-term borrowings		2,494			7,825			5,432		
2 Current portion of long-term debt	2	160,558			141,816			138,465		
3 Commercial paper		—			20,000			20,000		
4 Bonds scheduled for redemption within one year		85,000			40,000			55,000		
5 Accrued income taxes		15,213			6,670			24,575		
6 Reserve for bonuses		2,888			3,124			2,935		
7 Accruals for debt guarantees		867			12,571			7,417		
8 Accruals for debt guarantees of affiliated companies		1,300			—			—		
9 Provision for business losses of subsidiary		—			5,051			5,051		
10 Reserve for losses on interest repayments		—			30,600			21,200		
11 Other		12,148			10,822			11,329		
Total current liabilities			280,469	17.6		278,481	18.1		291,405	18.2
II Long-term liabilities										
1 Corporate bonds		180,000			150,000			180,000		
2 Long-term debt	2	352,318			419,199			364,664		
3 Accrued severance indemnities for employees		13,589			630			1,292		
4 Allowance for retirement benefits for directors and auditors		286			312			312		
5 Accruals for loss guarantees		860			—			2,000		
6 Reserve for losses on interest repayments		—			91,200			—		
7 Other		41			1,628			4,011		
Total long-term liabilities			547,096	34.4		662,970	43.1		552,280	34.6
Total liabilities			827,566	52.0		941,451	61.2		843,685	52.8

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Sept. 30, 2005) Amount		%	FY 2007 interim period (Sept. 30, 2006) Amount		%	FY 2006 (Summary) (Mar. 31, 2006) Amount		%
(Shareholders' equity)										
I Common stock			80,737	5.1		—	—		80,737	5.0
II Capital surplus										
1 Additional paid-in capital		112,639			—			112,639		
2 Other		14,697			—			14,697		
Total capital surplus			127,337	8.0		—	—		127,337	8.0
III Retained earnings										
1 Legal reserve		12,263			—			12,263		
2 Voluntary reserve		538,700			—			538,700		
3 Unappropriated retained earnings		35,824			—			41,434		
Total retained earnings			586,787	36.9		—	—		592,397	37.1
IV Net unrealized gain on securities			4,371	0.3		—	—		11,609	0.7
V Treasury stock			(36,952)	(2.3)		—	—		(57,418)	(3.6)
Total shareholders' equity			762,282	48.0		—	—		754,662	47.2
Total liabilities and shareholders' equity			1,589,848	100.0		—	—		1,598,348	100.0
(Net assets)										
I Shareholders' equity										
1 Common stock						80,737	5.3			
2 Capital surplus										
1) Additional paid-in capital					112,639					
2) Other					14,697					
Total capital surplus						127,337	8.3			
3 Retained earnings										
1) Legal reserve					12,263					
2) Other										
Voluntary reserve					566,700					
Retained earnings to be carried forward					(137,032)					
Total retained earnings						441,930	28.7			
4 Treasury stock						(57,422)	(3.7)			
Total shareholders' equity						592,583	38.6			
II Valuation and translation differences										
1 Net unrealized gain on securities						3,382				
2 Deferred hedge losses						(28)				
Total valuation and translation differences						3,353	0.2			
Total net assets						595,936	38.8			
Total liabilities and net assets						1,537,388	100.0			

(2) Non-Consolidated Statements of Income (Loss)

(Millions of yen)

Classification	Foot-notes	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)			FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)			FY 2006 (Summary) (Apr. 1, 2005 – Mar. 31, 2006)		
		Amount		%	Amount		%	Amount		%
I Operating income										
1 Interest on consumer loans			149,947			143,121			296,730	
2 Other			4,279			12,204			11,229	
Total operating income			154,227	100.0		155,325	100.0		307,960	100.0
II Operating expenses										
1 Financial expenses	1		7,600			6,837			14,558	
2 Other	2		97,959			136,277			227,192	
Total operating expenses			105,560	68.4		143,114	92.1		241,750	78.5
Operating profit			48,667	31.6		12,211	7.9		66,210	21.5
III Non-operating revenues	3		853	0.5		530	0.3		1,877	0.6
IV Non-operating expenses	4		164	0.1		169	0.1		369	0.1
Recurring profit			49,356	32.0		12,572	8.1		67,718	22.0
V Extraordinary income	5		586	0.4		335	0.2		8,354	2.7
VI Extraordinary losses	6,7		1,853	1.2		156,236	100.6		7,183	2.3
Income (loss) before income taxes			48,089	31.2		(143,328)	(92.3)		68,889	22.4
Income taxes										
Current		15,451			6,995			41,562		
Deferred		4,056	19,508	12.7	(6,582)	412	0.2	(13,667)	27,895	9.1
Net income (loss)			28,580	18.5		(143,741)	(92.5)		40,994	13.3
Balance carried forward			7,243						7,243	
Cash dividends			—						6,803	
Unappropriated retained earnings			35,824						41,434	

(3) Non-Consolidated Statement of Changes in Shareholders' Equity and Net Assets
FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)

(Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
				Legal reserve	Other			
		Additional paid-in capital	Other		Voluntary reserve	Retained earnings to be carried forward		
Balance at March 31, 2006	80,737	112,639	14,697	12,263	538,700	41,434	(57,418)	743,053
Changes during interim period								
Cash dividends paid *						(6,657)		(6,657)
Bonuses to directors and corporate auditors *						(67)		(67)
Voluntary reserve *					28,000	(28,000)		—
Net loss						(143,741)		(143,741)
Acquisition of treasury stock							(3)	(3)
Disposal of treasury stock			(0)				0	0
Total changes during interim period	—	—	(0)	—	28,000	(178,466)	(3)	(150,470)
Balance at September 30, 2006	80,737	112,639	14,697	12,263	566,700	(137,032)	(57,422)	592,583

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Deferred hedge losses	Total valuation and translation differences	
Balance at March 31, 2006	11,609	—	11,609	754,662
Changes during interim period				
Cash dividends paid *				(6,657)
Bonuses to directors and corporate auditors *				(67)
Voluntary reserve *				—
Net loss				(143,741)
Acquisition of treasury stock				(3)
Disposal of treasury stock				0
Changes of items other than shareholders' equity during interim period—net	(8,227)	(28)	(8,255)	(8,255)
Total changes during interim period	(8,227)	(28)	(8,255)	(158,725)
Balance at September 30, 2006	3,382	(28)	3,353	595,936

* Retained earnings items which were approved at the General Meeting of Shareholders held on June 20, 2006.

(4) Material Items in Basis of Presentation of Interim Non-Consolidated Financial Statements

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
1. Standards and Methods for Valuing Assets	**1. Standards and Methods for Valuing Assets**	**1. Standards and Methods for Valuing Assets**
(1) Investment securities Investments in stocks of non-consolidated subsidiaries and affiliates are valued on a cost basis using the moving average method.	(1) Investment securities (No change)	(1) Investment securities (No change)
Other securities [1] Marketable Other securities are stated at market value as of the interim period-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.	Other securities [1] Marketable Other securities are stated at market value as of the interim period-end. Adjustments to market value are recorded as an increase or decrease in net assets. Costs of their sales are determined by the moving average method.	Other securities [1] Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.
[2] Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.	[2] (No change)	[2] (No change)
(2) Derivatives Derivatives are stated at market value.	(2) Derivatives (No change)	(2) Derivatives (No change)
2. Method of Depreciation of Fixed Assets	**2. Method of Depreciation of Fixed Assets**	**2. Method of Depreciation of Fixed Assets**
(1) Property and equipment, net Property and equipment, net, are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998, are depreciated using the straight-line method over the estimated useful lives of the assets. Moreover, small-sum assets of equal to or more than ¥100,000 and less than ¥200,000 are depreciated uniformly over a period of three years. The main useful lives are as follows. Buildings and structures: 3-50 years Equipment and fixtures: 2-20 years	(1) Property and equipment, net (No change)	(1) Property and equipment, net (No change)
(2) Intangible fixed assets, net Intangible fixed assets, net, are depreciated using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life. Moreover, small-sum assets of equal to or more than ¥100,000 and less than ¥200,000 are depreciated uniformly over a period of three years.	(2) Intangible fixed assets, net (No change)	(2) Intangible fixed assets, net (No change)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(3) Long-term prepaid expenses Long-term prepaid expenses are amortized on an average basis.	(3) Long-term prepaid expenses (No change)	(3) Long-term prepaid expenses (No change)
3. Accounting Basis for Reserves (1) Allowance for credit losses The allowance for credit losses is provisioned at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.	**3. Accounting Basis for Reserves** (1) Allowance for credit losses (No change)	**3. Accounting Basis for Reserves** (1) Allowance for credit losses (No change)
(2) Reserve for bonuses The reserve for bonuses to employees on the payroll at the end of the interim period is provisioned based on the expected payment amount.	(2) Reserve for bonuses (No change)	(2) Reserve for bonuses The reserve for bonuses to employees on the payroll at the end of the fiscal year is provisioned based on the expected payment amount.
(3) ————	(3) Reserve for bonuses to directors and corporate auditors To provide for bonuses to directors and corporate auditors, the Company provides an allowance for the current interim period portion that based on the expected future payment of bonuses to directors and corporate auditors. (Changes in accounting policy) Effective from the interim period under review, the Company adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). The amount of reserve is not presented since it is not possible to estimate the current interim period portion with reasonable accuracy.	(3) ————
(4) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the interim period.	(4) Accruals for debt guarantees (No change)	(4) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.
(5) Accruals for debt guarantees of affiliated companies To provide for losses on debt guarantees of affiliated companies, an amount equal to the expected losses at the end of the interim period was booked as an accrued expense.	(5) ————	(5) ————

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(6) ————	(6) Provision for business losses of subsidiary To provide for business losses on financial assistance to a subsidiary, an allowance is provided based on the financial status of the subsidiary and the estimated amount of losses for the account of the Company.	(6) Provision for business losses of subsidiary (No change)
(7) ————	(7) Reserve for losses on interest repayments The provision to the reserve is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) Effective from the interim period under review, the Company changed the basis for calculating the reserve for losses on interest payments to conform with the "Application of Auditing for Provision of Allowance for Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company recorded ¥156,050 million (provision for reserve for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the interim period under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the reserve for losses on interest repayments applicable to consumer loans receivable, ¥69,800 million of estimated interest repayments is included in the allowance for credit losses.	(7) Reserve for losses on interest repayments The provision to the reserve is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) On March 15, 2006, the Japanese Institute of Certified Public Accountants announced guidelines on auditing consumer finance companies (Research Center Deliberation Report No. 24) that take into account the Supreme Court ruling concerning the application of repayment rules stipulated under the Money Lending Business Control and Regulation Law. Based on the increased materiality of interest repayments, beginning with the fiscal year under review, the Company has set up a reserve for losses on interest repayments as a current liability. In accordance with this action, a provision for reserve for losses on interest repayments totaling ¥21,200 million was included in operating expenses for the fiscal year under review. As a result, compared with using the same accounting procedures in the previous fiscal year, operating profit, recurring profit, and net income declined ¥21,200 million.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(8) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the interim period is charged to income as incurred. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws. (Additional information) As a result of the enactment of the Defined Benefit Corporate Pension Plan Law, the Company was approved by the Ministry of Health, Labour and Welfare in Japan for exemption from the obligation for benefits related to future employee service under the substitutional portion on April 22, 2005. At the end of the interim period, the amount calculated as the required reimbursement (minimum obligation reserve) was ¥6,955 million. The gain that would be incurred through the application of Section 44-2 of the Practical Guidelines of Accounting for Retirement Benefits (Interim Report) (The Japanese Institute of Certified Public Accountants Accounting Committee Report No. 13) if said required reimbursement (minimum obligation reserve) was paid at the end of the interim period under review is ¥7,838 million.	(8) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the interim period is charged to income as incurred. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(8) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws. (Additional information) Along with the enforcement of the Defined Benefit Corporate Pension Plan Law, on April 22, 2005, the Company obtained approval from Japan's Minister of Health, Labour and Welfare to be exempted from the future benefit obligation for the substitutional portion of the contributory funded benefit pension plan. In turn, on March 31, 2006, the Company received approval to return the prior portion. The impact on income or losses in the fiscal year under review on a non-consolidated basis amounted to extraordinary income of ¥7,765 million.
(9) Allowance for retirement benefits for directors and auditors The past service cost for directors and auditors is determined based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(9) Allowance for retirement benefits for directors and auditors (No change)	(9) Allowance for retirement benefits for directors and auditors The past service cost for directors and auditors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
(10) Accruals for loss guarantees The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.	(10) ————	(10) Accruals for loss guarantees The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
4. Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	**4. Lease Transactions** (No change)	**4. Lease Transactions** (No change)
5. Hedging (1) Hedge accounting method The Company uses deferral hedge accounting. Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	**5. Hedging** (1) Hedge accounting method (No change)	**5. Hedging** (1) Hedge accounting method (No change)
(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment).	(2) Hedging instruments and hedging targets (No change)	(2) Hedging instruments and hedging targets (No change)
(3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	(3) Hedging policy (No change)	(3) Hedging policy (No change)
(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	(4) Determining hedging effectiveness (No change)	(4) Determining hedging effectiveness (No change)
(5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.	(5) Risk management system (No change)	(5) Risk management system (No change)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
6. Other Material Items in Basis of Presentation of Interim Non-Consolidated Financial Statements (1) Accounting for revenues and expenses Interest on consumer loans is recognized on an accrual basis. For the Company, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate.	**6. Other Material Items in Basis of Presentation of Interim Non-Consolidated Financial Statements** (1) Accounting for revenues and expenses (No change)	**6. Other Material Items in Basis of Presentation of Non-Consolidated Financial Statements** (1) Accounting for revenues and expenses (No change)
(2) Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant interim balance sheet and are amortized over five years. The difference of suspense consumption tax paid less suspense consumption tax received is recorded in Other in Current liabilities.	(2) Accounting for consumption taxes (No change)	(2) Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant balance sheet and are amortized over five years.

(5) Change in Accounting Practices

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
————	(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the interim period under review, the Company has adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is ¥595,965 million. Net assets in the balance sheet for the interim period under review have been presented in accordance with the revised disclosure rules of interim financial statements.	————

(6) Change in Disclosure Method

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)
(Non-Consolidated Balance Sheet) The Partial Revision of the Securities and Exchange Law (Law No. 97 of 2004) was promulgated on June 9, 2004, and became effective on December 1, 2004. Furthermore, the "Practical Guidance on Accounting for Financial Derivatives (ASBJ Statement No. 14)" was revised on February 15, 2005. As a result, contributions to Limited Liability Partnerships (LLP) or partnerships of a similar nature for investment purposes are now regarded as "Investment in securities" under Article 2-2 of the Securities and Exchange Law. Accordingly, effective from the interim period under review, contributions to LLP or partnerships of a similar nature are presented as "Investments in securities." The amount of contributions to LLP or partnerships of a similar nature for investment purposes included in Investments in securities in the interim period under review was ¥334 million.	————

(7) Explanatory Notes

(Footnotes to Non-Consolidated Balance Sheets)

FY 2006 interim period (Sept. 30, 2005)

1. **Accumulated depreciation on property and equipment**
¥31,291 million

2. **Assets pledged and corresponding liabilities**

a) Assets pledged (Millions of yen)

Type	Interim book value
Consumer loans receivable	146,593
Total	146,593

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	39,332
Long-term debt	102,854
Total	142,186

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥263,313 million. Corresponding liabilities were long-term debt of ¥252,924 million (including current portion of long-term debt of ¥76,032 million) as well as a guaranteed obligation for affiliates of ¥1,896 million.

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,312,510 million.

4. **Revolving credit facility**
Within lending commitment line contracts for consumer loans, ¥1,315,928 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

FY 2007 interim period (Sept. 30, 2006)

1. **Accumulated depreciation on property and equipment**
¥34,235 million

2. **Assets pledged and corresponding liabilities**

a) Assets pledged (Millions of yen)

Type	Interim book value
Consumer loans receivable	128,445
Total	128,445

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	32,970
Long-term debt	91,691
Total	124,661

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥316,702 million. Corresponding liabilities were long-term debt of ¥308,592 million (including current portion of long-term debt of ¥72,637 million).

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,270,317 million.

4. **Revolving credit facility**
Within lending commitment line contracts for consumer loans, ¥1,273,129 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

FY 2006 (Mar. 31, 2006)

1. **Accumulated depreciation on property and equipment**
¥33,129 million

2. **Assets pledged and corresponding liabilities**

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	131,788
Total	131,788

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	35,841
Long-term debt	92,163
Total	128,004

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥277,149 million. Corresponding liabilities were long-term debt of ¥268,401 million (including current portion of long-term debt of ¥64,123 million).

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,291,953 million.

4. **Revolving credit facility**
Within lending commitment line contracts for consumer loans, ¥1,295,032 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

FY 2006 interim period (Sept. 30, 2005)

The total balance of revolving credit facilities unused was ¥346,249 million (including ¥194 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus they do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

5. Contingent liabilities

(1) Guarantee obligations in the loan guarantee business
¥49,182 million

(2) Warranty obligations
¥2,579 million

This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd., to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.), and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.

(3) Guarantees of loans to subsidiaries (Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	8,243
PROMISE (TAIWAN) CO., LTD.	2,600
QUOQLOAN INC.	47
Total	10,890

FY 2007 interim period (Sept. 30, 2006)

The total balance of revolving credit facilities unused was ¥325,240 million (including ¥189 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus they do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

5. Contingent liabilities

(1) Guarantee obligations in the loan guarantee business
¥233,647 million

(2) ―――――

(3) Guarantees of loans to subsidiaries (Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	6,157
PROMISE (THAILAND) CO., LTD.	157
NANJING SHENZHOU SEED INDUSTRY CO.,LTD.	74
Total	6,389

FY 2006 (Mar. 31, 2006)

The total balance of revolving credit facilities unused was ¥340,119 million (including ¥190 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus they do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

5. Contingent liabilities

(1) Guarantee obligations in the loan guarantee business
¥164,512 million

(2) Warranty obligations
¥2,104 million

This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd., to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.), and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.

(3) Guarantees of loans to subsidiaries (Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	7,716
PROMISE (TAIWAN) CO., LTD.	2,600
NANJING SHENZHOU SEED INDUSTRY CO.,LTD.	73
QUOQLOAN INC.	10
Total	10,399

FY 2006 interim period (Sept. 30, 2005)	FY 2007 interim period (Sept. 30, 2006)	FY 2006 (Mar. 31, 2006)
In foreign currency, guarantee obligations to PROMISE (HONG KONG) CO., LTD., totaled HK$565 million.	In foreign currency, guarantee obligations to PROMISE (HONG KONG) CO., LTD., totaled HK$407 million, to PROMISE (THAILAND) CO., LTD., totaled THB50 million, and to NANJING SHENZHOU SEED INDUSTRY CO., LTD., totaled CNY5 million.	In foreign currency, guarantee obligations to PROMISE (HONG KONG) CO., LTD., totaled HK$510 million and to NANJING SHENZHOU SEED INDUSTRY CO., LTD., totaled CNY5 million.
6. Status of nonperforming loans	**6. Status of nonperforming loans**	**6. Status of nonperforming loans**

(Millions of yen)

Classification	FY 2006 interim period Amount	FY 2007 interim period Amount	FY 2006 Amount
Credits of bankrupt borrowers	922	667	695
Delinquent loans	105	89	90
Delinquent loans three months or more past the due date	12,710	17,958	10,964
Restructured loans	57,469	63,295	60,745
Total	71,207	82,009	72,496

FY 2006 interim period (Sept. 30, 2005)	FY 2007 interim period (Sept. 30, 2006)	FY 2006 (Mar. 31, 2006)
(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction, and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.	(1) (No change)	(1) (No change)
(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.	(2) (No change)	(2) (No change)
(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.	(3) (No change)	(3) (No change)

FY 2006 interim period (Sept. 30, 2005)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of ¥57,469 million in restructured loans, restructured loans which are 30 days or less past due were ¥53,241 million.

7. Loan collateral

A repurchase agreement of ¥15,998 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows. (Millions of yen)

Type	Market value
Commercial paper	15,998
Total	15,998

8. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	7,050
Contracts exercised	2,494
Difference	4,556

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	236,720
Contracts exercised	—
Difference	236,720

9. ————

FY 2007 interim period (Sept. 30, 2006)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of ¥63,295 million in restructured loans, restructured loans which are 30 days or less past due were ¥58,707 million.

7. Loan collateral

A repurchase agreement of ¥28,992 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows. (Millions of yen)

Type	Market value
Commercial paper	25,794
Short-term government securities	3,197
Total	28,992

8. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	14,050
Contracts exercised	7,825
Difference	6,225

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	164,450
Contracts exercised	—
Difference	164,450

9. Of the reserve for losses on interest repayments applicable to consumer loans receivable, ¥69,800 million of estimated interest repayments is included in the allowance for credit losses.

FY 2006 (Mar. 31, 2006)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of ¥60,745 million in restructured loans, restructured loans which are 30 days or less past due were ¥56,075 million.

7. Loan collateral

A repurchase agreement of ¥9,999 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows. (Millions of yen)

Type	Market value
Commercial paper	9,999
Total	9,999

8. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	7,050
Contracts exercised	5,432
Difference	1,618

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	168,235
Contracts exercised	—
Difference	168,235

9. ————

(Footnotes to Non-Consolidated Statements of Income (Loss))

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
1. Financial expenses (Millions of yen) Interest expense 4,249 Bond interest 2,435 Bond issue expenses 58	**1. Financial expenses** (Millions of yen) Interest expense 3,985 Bond interest 2,022 Commercial paper interest 69	**1. Financial expenses** (Millions of yen) Interest expense 8,074 Bond interest 4,641 Bond issue expenses 113
2. Depreciation (Millions of yen) Property and equipment 2,537 Intangible fixed assets 1,048	**2. Depreciation** (Millions of yen) Property and equipment 2,168 Intangible fixed assets 1,388	**2. Depreciation** (Millions of yen) Property and equipment 5,374 Intangible fixed assets 2,252
3. Non-operating revenues (Millions of yen) Interest on loans 80 Dividend income 146 Equity in earnings of Tokumei Kumiai 242 Gain on reversal of premium of pension fund 150	**3. Non-operating revenues** (Millions of yen) Interest on loans 98 Dividend income 89 Management consulting fees 58 Insurance money received and insurance dividend 16	**3. Non-operating revenues** (Millions of yen) Interest on loans 166 Dividend income 216 Equity in earnings of Tokumei Kumiai 242 Gain on reversal of premium of pension fund 150 Insurance money received and insurance dividend 540
4. Non-operating expenses (Millions of yen) Expense for relocation of offices 106 Cancellation of leasehold deposits 25	**4. Non-operating expenses** (Millions of yen) Expense for relocation of offices 63 Cancellation of leasehold deposits 28	**4. Non-operating expenses** (Millions of yen) Expense for relocation of offices 222 Cancellation of leasehold deposits 34
5. Extraordinary income (Millions of yen) Net gain on sales of investment in securities 583	**5. Extraordinary income** (Millions of yen) Net gain on sales of investment in securities 106 Reversal of accruals for loss guarantees 220	**5. Extraordinary income** (Millions of yen) Net gain on sales of investment in securities 583 Gain on return of substitutional portion of contributory funded benefit pension plan 7,765
6. Extraordinary losses (Millions of yen) Accruals for debt guarantees of affiliated companies 1,300 Loss on valuation of investments in subsidiaries 303 Impairment loss 61	**6. Extraordinary losses** (Millions of yen) Provision for reserve for losses on interest repayments 156,050 Net loss on disposal of property and equipment 98	**6. Extraordinary losses** (Millions of yen) Loss on valuation of investments in subsidiaries 303 Impairment loss 111 Provision for loss guarantees 1,139 Provision for business losses of subsidiary 5,051 Net loss on disposal of property and equipment 381

<table>
<tr><th>FY 2006 interim period
(Apr. 1, 2005 – Sept. 30, 2005)</th><th>FY 2007 interim period
(Apr. 1, 2006 – Sept. 30, 2006)</th><th>FY 2006
(Apr. 1, 2005 – Mar. 31, 2006)</th></tr>
<tr>
<td>
7. During the interim period ended September 30, 2005, the following groups of assets of the Company have been charged with impairment losses.
<table>
<tr><th>Use</th><th>Category</th><th>Prefecture</th></tr>
<tr><td>Idle asset</td><td>Land</td><td>Tokyo</td></tr>
</table>
<u>Method of Grouping Assets</u>
The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses.
<u>Process of Recognizing Impairment Losses and Amount Recorded</u>
Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥61 million was booked as extraordinary losses.
<u>Method of Calculating Recovery Value</u>
Recovery value is stated as net sales value. It is calculated using the assessment value, etc., of a real estate appraiser.
</td>
<td>7. ————</td>
<td>
7. During the fiscal year ended March 31, 2006, the following groups of assets of the Company have been charged with impairment losses.
<table>
<tr><th>Use</th><th>Category</th><th>Prefecture</th></tr>
<tr><td>Idle asset</td><td>Land, telephone rights</td><td>Tokyo</td></tr>
</table>
<u>Method of Grouping Assets</u>
The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses.
<u>Process of Recognizing Impairment Losses and Amount Recorded</u>
Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥111 million was booked as extraordinary losses. Of that amount, ¥61 million was for land and ¥49 million for telephone rights.
<u>Method of Calculating Recovery Value</u>
Recovery value is calculated based on the net sales value. Land is valued based on appraisal by real estate appraisers. Telephone rights are carried at fair value.
</td>
</tr>
</table>

(Footnote to Consolidated Statement of Changes in Shareholders' Equity and Net Assets)

Interim period under review (Apr. 1 – Sept. 30, 2006)

Treasury stock (Shares)

Type of shares	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)
Common shares	8,047,638	562	31	8,048,169

(Summary of changes)

Increase in the number of shares

Purchase of odd-lot shares: 562 shares

Decrease in the number of shares

Sale of shares to shareholders holding odd-lot shares: 31 shares

(Footnotes to Lease Transactions)

Notes regarding disclosure based on EDINET have been omitted.

(Footnote to Securities)

At the end of the previous interim period, there were no securities with market value among subsidiaries and affiliates.

At the end of the interim period under review, there were no securities with market value among subsidiaries and affiliates.

At the end of the previous fiscal year, there were no securities with market value among subsidiaries and affiliates.

(Footnotes to Per Share Data)

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
Net assets per share ¥5,882.07	Net assets per share ¥4,699.13	Net assets per share ¥5,950.17
Net income per share ¥215.75	Net loss per share ¥1,133.44	Net income per share ¥313.42
The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect. Interim net income per share is not presented since the Company posted a net loss for the period.	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.

Note: Calculations of net income (loss) per share and diluted net income (loss) per share are based on the following data.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2007 interim period (Apr. 1, 2006 – Sept. 30, 2006)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
Interim net income on non-consolidated statement of income ¥28,580 million	Interim net loss on non-consolidated statement of income (loss) ¥143,741 million	Net income on non-consolidated statement of income ¥40,994 million
Interim net income for common stock ¥28,580 million	Interim net loss for common stock ¥143,741 million	Net income for common stock ¥40,927 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥67 million
Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥67 million
Average number of shares outstanding in interim period 132,469 thousand	Average number of shares outstanding in interim period 126,818 thousand	Average number of shares outstanding in fiscal year 130,581 thousand
Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to interim net loss included in the calculation of interim fully diluted net loss per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to interim net income ¥— million	Adjustment to interim net loss ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of shares included in the calculation of interim fully diluted net loss per share Stock acquisition rights — thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights — thousand
Additional number of shares — thousand	Additional number of shares — thousand	Additional number of shares — thousand
A summary of latent shares is not included in the calculation of interim fully diluted net income per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option 351,000 shares There were 214,800 shares with stock option as of September 30, 2005, reflecting a 136,200 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in the calculation of interim fully diluted net loss per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option 351,000 shares There were 190,200 shares with stock option as of September 30, 2006, reflecting a 160,800 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in the calculation of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. Treasury stock held for stock option 351,000 shares There were 214,800 shares with stock option as of March 31, 2006, reflecting a 136,200 decrease in the number of shares with acquisition rights owing to the loss of rights.

FILE NO. 82-4837

(Translation)

November 22, 2006

Dear Sirs:

Name of the Company:	Promise Co., Ltd.
Representative:	Hiroki Jinnai, President and Representative Director
Person to contact:	Yasuhiko Katsumi, General Manager of Corporate Communications Dept. Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Change in Respect of Major Shareholder

Promise Co., Ltd. (the "Company") hereby notifies that a change in respect of its major shareholder occurred as of September 28, 2006, as described below:

Description

1. Reason for the change:

The following shareholder of the Company, as of November 20, 2006, sent to the Company a copy of the amendment report as to the report on large shareholders it had filed with the Kanto Local Finance Bureau and the Company confirmed the change.

2. Name of the major shareholder, etc.:

(1)	Name:	NWQ Investment Management Company
(2)	Location of the head office:	2049, Century Park East 16th Floor, Los Angeles, California 90067 the United States
(3)	Representative:	Kathleen Hendriks
(4)	Major business:	Investment advisory business

3. Number of shares (voting rights) held by the shareholder and the ratio thereof to the number of voting rights of all shareholders:

	Number of Shares (Number of Voting Rights)	Ratio to the Number of Voting Rights of All Shareholders
Before the change (as of September 19, 2006)	11,178,061 shares (223,561 voting rights)	8.82%
After the change	12,726,957.5 shares (254,539 voting rights)	10.04%

(Note 1) The major shareholder beneficially held 213,277 voting rights of the 223,561 voting rights held before the change (the ratio thereof to the number of voting rights of all shareholders: 8.41%) and has beneficially held 244,043 voting rights of the 254,539 voting rights held after the change (the ratio thereof to the number of voting rights of all shareholders: 9.62%), through the possession of the depositary receipts for the shares of the Company.

(Note 2) The number of voting rights held by the major shareholder before the change is the one related to the 11,178,061 shares that are stated as the number of shares held by the major shareholder in the amendment report as to the report on large shareholders filed by the major shareholder as of October 3, 2006.

(Note 3) Number of shares excluded from the total number of issued shares as not having voting rights: 8,073,465 shares
Total number of issued shares as of September 30, 2006: 134,866,665 shares

4. Date of the change:

September 28, 2006

5. Future outlook:

The change has had no impact on the Company's operating results.

- End -